Registration No.  333-53614
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 503

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on January 24, 2001 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

             BANDWIDTH SOLUTIONS SELECT PORTFOLIO, SERIES 5
                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 5
                  E-BUSINESS SELECT PORTFOLIO, SERIES 5
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 4
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 4
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 4
              GLOBAL TECHNOLOGY SELECT PORTFOLIO, SERIES 3
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 6
             SOFTWARE INNOVATIONS SELECT PORTFOLIO, SERIES 5
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 4
                 BANDWIDTH SOLUTIONS PORTFOLIO, SERIES 5
                    BIOTECHNOLOGY PORTFOLIO, SERIES 5
                     E-BUSINESS PORTFOLIO, SERIES 5
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 4
                    FIBER OPTICS PORTFOLIO, SERIES 4
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 4
                  GLOBAL TECHNOLOGY PORTFOLIO, SERIES 3
                    SEMICONDUCTOR PORTFOLIO, SERIES 6
                SOFTWARE INNOVATIONS PORTFOLIO, SERIES 5
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 4

                                 FT 503

FT 503 is a series of a unit investment trust, the FT Series. FT 503 consists of 20 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five and one-half years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             First Trust (R)

                             1-800-621-9533


             The date of this prospectus is January 24, 2001

                       Table of Contents

Summary of Essential Information                         3
Fee Table                                                9
Report of Independent Auditors                          10
Statements of Net Assets                                11
Schedules of Investments                                17
The FT Series                                           38
Portfolios                                              39
Risk Factors                                            46
Public Offering                                         47
Distribution of Units                                   50
The Sponsor's Profits                                   51
The Secondary Market                                    51
How We Purchase Units                                   52
Expenses and Charges                                    52
Tax Status                                              53
Retirement Plans                                        54
Rights of Unit Holders                                  54
Income and Capital Distributions                        55
Redeeming Your Units                                    56
Removing Securities from a Trust                        57
Amending or Terminating the Indenture                   57
Information on the Sponsor, Trustee and Evaluator       58
Other Information                                       59

                      Summary of Essential Information

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            Bandwidth
                                                            Solutions        Biotechnology    e-Business       e-Infrastructure
                                                            Select Portfolio Select Portfolio Select Portfolio Select Portfolio
                                                            Series 5         Series 5         Series 5         Series 4
                                                            __________       __________       _________        ________________
Initial Number of Units (1)                                      15,165           15,178          15,233           15,215
Fractional Undivided Interest
    in the Trust per Unit (1)                                  1/15,165         1/15,178        1/15,233         1/15,215
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                            $     9.900       $    9.900      $    9.900       $    9.900
   Maximum Transactional Sales Charge of 2.85% of the
      Public Offering Price per Unit  (2.879% of the net
      amount invested, exclusive of the
      deferred sales charge) (3)                            $      .285       $     .285      $     .285       $     .285
    Less Deferred Sales Charge per Unit                     $     (.185)      $    (.185)     $    (.185)      $    (.185)
Public Offering Price per Unit (4)                          $    10.000       $   10.000      $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)             $     9.715       $    9.715      $    9.715       $    9.715
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)          $     9.715       $    9.715      $    9.715       $    9.715
Cash CUSIP Number                                           30266B 267        30266B 341      30266B 424       30266B 507
Reinvestment CUSIP Number                                   30266B 275        30266B 358      30266B 432       30266B 515
Fee Accounts Cash CUSIP Number                              30266B 283        30266B 366      30266B 440       30266B 523
Fee Accounts Reinvestment CUSIP Number                      30266B 291        30266B 374      30266B 457       30266B 531
Security Code                                                    60256             60260           60365            60268
Ticker Symbol                                                      TBA               TBA             TBA              TBA

First Settlement Date                         January 29, 2001
Mandatory Termination Date (6)                July 24, 2002
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 8.

                   Summary of Essential Information

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                                                Global
                                                                             Fiber Optics      Genomics &       Technology
                                                                             Select            Proteomics       Select
                                                                             Portfolio         Select Portfolio Portfolio
                                                                             Series 4          Series 4         Series 3
                                                                             __________        __________       __________
Initial Number of Units (1)                                                      15,326            15,390           15,038
Fractional Undivided Interest in the Trust per Unit (1)                         /15,326          1/15,390         1/15,038
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)           $    9.900        $    9.900       $    9.900
    Maximum Transactional Sales Charge of 2.85% of the Public Offering
         Price per Unit  (2.879% of the net amount invested, exclusive of
         the deferred sales charge) (3)                                      $     .285        $     .285       $     .285
    Less Deferred Sales Charge per Unit                                      $    (.185)       $    (.185)      $    (.185)
Public Offering Price per Unit (4)                                           $   10.000        $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $    9.715        $    9.715       $    9.715
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                         $    9.715        $    9.715       $    9.715
Cash CUSIP Number                                                            30266B 580        30266B 663       30266B 747
Reinvestment CUSIP Number                                                    30266B 598        30266B 671       30266B 754
Fee Accounts Cash CUSIP Number                                               30266B 606        30266B 689       30266B 762
Fee Accounts Reinvestment CUSIP Number                                       30266B 614        30266B 697       30266B 770
Security Code                                                                     60272             60276            60280
Ticker Symbol                                                                       TBA               TBA              TBA

First Settlement Date                         January 29, 2001
Mandatory Termination Date (6)                July 24, 2002
Income Distribution Record Date               Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                  Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 8.

                       Summary of Essential Information

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                              Semiconductor   Software         World Wide
                                                                              Select          Innovations      Wireless
                                                                              Portfolio       Select Portfolio Select Portfolio
                                                                              Series 6        Series 5         Series 4
                                                                              __________      __________       ________________
Initial Number of Units (1)                                                       15,026          15,162           15,077
Fractional Undivided Interest in the Trust per Unit (1)                         1/15,026        1/15,162         1/15,077
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)            $    9.900      $    9.900       $    9.900
    Maximum Transactional Sales Charge of 2.85% of the Public Offering
         Price per Unit  (2.879% of the net amount invested, exclusive of
         the deferred sales charge) (3)                                       $     .285      $     .285       $     .285
Less Deferred Sales Charge per Unit                                           $    (.185)     $    (.185)      $    (.185)
Public Offering Price per Unit (4)                                            $   10.000      $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                               $    9.715      $    9.715       $    9.715
Redemption Price per Unit
    (based on aggregate underlying value of Securities
     less deferred sales charge) (5)                                          $    9.715      $    9.715       $    9.715
Cash CUSIP Number                                                             30266B 820      30266C 141       30266C 224
Reinvestment CUSIP Number                                                     30266B 838      30266C 158       30266C 232
Fee Accounts Cash CUSIP Number                                                30266B 846      30266C 166       30266C 240
Fee Accounts Reinvestment CUSIP Number                                        30266B 853      30266C 174       30266C 257
Security Code                                                                      60284           60288            60292
Ticker Symbol                                                                        TBA             TBA              TBA

First Settlement Date                       January 29, 2001
Mandatory Termination Date (6)              July 24, 2002
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 8.

                     Summary of Essential Information

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                            Bandwidth
                                                            Solutions        Biotechnology    e-Business        e-Infrastructure
                                                            Portfolio        Portfolio        Portfolio         Portfolio
                                                            Series 5         Series 5         Series 5          Series 4
                                                            ___________      ___________      ___________       ________________
Initial Number of Units (1)                                     15,165           15,178           15,233            15,215
Fractional Undivided Interest
   in the Trust per Unit (1)                                  1/15,165         1/15,178         1/15,233          1/15,215
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                            $    9.900       $    9.900       $    9.900        $    9.900
   Maximum Transactional Sales Charge of 4.40% of the
      Public Offering Price per Unit (4.444% of the net
amount
      invested, exclusive of the deferred sales charge) (3) $     .440       $     .440       $     .440        $     .440
   Less Deferred Sales Charge per Unit                      $    (.340)      $    (.340)      $    (.340)       $    (.340)
Public Offering Price per Unit (4)                          $   10.000       $   10.000       $   10.000        $   10.000
Sponsor's Initial Repurchase Price per Unit (5)             $    9.560       $    9.560       $    9.560        $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)            $    9.560       $    9.560       $    9.560        $    9.560
Cash CUSIP Number                                           30266B 309       30266B 382       30266B 465        30266B 549
Reinvestment CUSIP Number                                   30266B 317       30266B 390       30266B 473        30266B 556
Fee Accounts Cash CUSIP Number                              30266B 325       30266B 408       30266B 481        30266B 564
Fee Accounts Reinvestment CUSIP Number                      30266B 333       30266B 416       30266B 499        30266B 572
Security Code                                                    60296            60297            60300             60304
Ticker Symbol                                                      TBA              TBA              TBA               TBA

First Settlement Date                  January 29, 2001
Mandatory Termination Date (6)         July 26, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

_____________

See "Notes to Summary of Essential Information" on page 8.

                       Summary of Essential Information

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                             Genomics &      Global
                                                                             Fiber Optics    Proteomics      Technology
                                                                             Portfolio       Portfolio       Portfolio
                                                                             Series 4        Series 4        Series 3
                                                                             ___________     ___________     ___________
Initial Number of Units (1)                                                      15,326          15,390          15,038
Fractional Undivided Interest
   in the Trust per Unit (1)                                                   1/15,326        1/15,390        1/15,038
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                                             $    9.900      $    9.900      $    9.900
   Maximum Transactional Sales Charge of 4.40% of the Public
      Offering Price per Unit (4.444% of the net amount
      invested, exclusive of the deferred sales charge) (3)                  $     .440      $     .440      $     .440
   Less Deferred Sales Charge per Unit                                       $    (.340)     $    (.340)     $    (.340)
Public Offering Price per Unit (4)                                           $   10.000      $   10.000      $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $    9.560      $    9.560      $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                             $    9.560      $    9.560      $    9.560
Cash CUSIP Number                                                            30266B 622      30266B 705      30266B 788
Reinvestment CUSIP Number                                                    30266B 630      30266B 713      30266B 796
Fee Accounts Cash CUSIP Number                                               30266B 648      30266B 721      30266B 804
Fee Accounts Reinvestment CUSIP Number                                       30266B 655      30266B 739      30266B 812
Security Code                                                                     60308           60312           60315
Ticker Symbol                                                                       TBA             TBA             TBA

First Settlement Date                  January 29, 2001
Mandatory Termination Date (6)         July 26, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

______________

See "Notes to Summary of Essential Information" on page 8.

                        Summary of Essential Information

                                 FT 503


At the Opening of Business on the Initial Date of Deposit-January 24, 2001


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                             Software         World Wide
                                                                             Semiconductor   Innovations      Wireless
                                                                             Portfolio       Portfolio        Portfolio
                                                                             Series 6        Series 5         Series 4
                                                                             ___________     ___________      ___________
Initial Number of Units (1)                                                      15,026          15,162           15,077
Fractional Undivided Interest
   in the Trust per Unit (1)                                                   1/15,026        1/15,162         1/15,077
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                                             $    9.900      $    9.900       $    9.900
   Maximum Transactional Sales Charge of 4.40% of the Public
      Offering Price per Unit (4.444% of the net amount
      invested, exclusive of the deferred sales charge) (3)                  $     .440      $     .440       $     .440
   Less Deferred Sales Charge per Unit                                       $    (.340)     $    (.340)      $    (.340)
Public Offering Price per Unit (4)                                           $   10.000      $   10.000       $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                              $    9.560      $    9.560       $    9.560
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                             $    9.560      $    9.560       $    9.560
Cash CUSIP Number                                                            30266C 109      30266C 182       30266C 265
Reinvestment CUSIP Number                                                    30266C 117      30266C 190       30266C 273
Fee Accounts Cash CUSIP Number                                               30266C 125      30266C 208       30266C 281
Fee Accounts Reinvestment CUSIP Number                                       30266C 133      30266C 216       30266C 299
Security Code                                                                     60319           60321            60325
Ticker Symbol                                                                       TBA             TBA              TBA

First Settlement Date                  January 29, 2001
Mandatory Termination Date (6)         July 26, 2006
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2001.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2001.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum transactional sales charge consists of an initial sales charge and a deferred sales charge, but does not include the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                             Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five and one-half years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                             Select
                                                                             Portfolio Series         Portfolio Series
                                                                             _____________________    ______________________
                                                                                           Amount                   Amount
                                                                                           per Unit                 per Unit
                                                                                           _____                    _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Initial sales charge                                                         1.00%(a)      $.100      1.00%(a)      $.100
Deferred sales charge                                                        1.85%(b)      $.185      3.40%(b)      $.340
Creation and development fee cap over the life of the Trust                  0.50%(c)      $.050      0.55%(c)      $.055
                                                                             _______       _______    _______       _______
(the annual creation and development fee is .35% of average
 daily net assets for the Select Portfolio Series and Portfolio Series, and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development fee cap
over the life of the Trust) (c)                                              3.35%         $.335      4.95%         $.495
                                                                             =======       =======    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                 .260%(d)      $.0260     .225%(d)      $.0225
                                                                             =======       =======    =======       =======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees       .080%         $.0080     .100%         $.0098
Trustee's fee and other operating expenses                                   .119%(f)      $.0118     .153%(f)      $.0150
                                                                             _______       _______    _______       _______
          Total                                                              .199%         $.0198     .253%         $.0248
                                                                             =======       =======    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                  1 Year   18 Months(g)  3 Years   5 Years   5-1/2 Years
                                  ______   __________    _______   _______   ___________
Select Portfolio Series           $366     $391          $ -       $ -       $ -
Portfolio Series                   523      N.A.          594       651       666

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum transactional sales charge (2.85% for each Select Portfolio Series and 4.40% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.185 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing August 20, 2001.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. For as long as you own Units, this fee will be accrued daily based on each Trust's net asset value at the annual rate of .35% for each Trust. You will only be charged the creation and development fee while you own Units. Each Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from such Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%.
However, in no event will we collect over the life of a Trust more than
 .50% for each Select Portfolio Series or more than .55% for each Portfolio Series of your initial investment.

(d) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trust's registration statements. Historically, we paid these costs. Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(g) For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 503


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 503, comprised of the Bandwidth Solutions Select Portfolio, Series 5; Biotechnology Select Portfolio, Series 5; e-Business Select Portfolio, Series 5; e-Infrastructure Select Portfolio, Series 4; Fiber Optics Select Portfolio, Series 4; Genomics & Proteomics Select Portfolio, Series 4; Global Technology Select Portfolio, Series 3; Semiconductor Select Portfolio, Series 6; Software Innovations Select Portfolio, Series 5; World Wide Wireless Select Portfolio, Series 4; Bandwidth Solutions Portfolio, Series 5; Biotechnology Portfolio, Series 5; e-Business Portfolio, Series 5; e-Infrastructure Portfolio, Series 4; Fiber Optics Portfolio, Series 4; Genomics & Proteomics Portfolio, Series 4; Global Technology Portfolio, Series 3; Semiconductor Portfolio, Series 6; Software Innovations Portfolio, Series 5 and World Wide Wireless Portfolio, Series 4 as of the opening of business on January 24, 2001. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on January 24, 2001. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 503, comprised of the Bandwidth Solutions Select Portfolio, Series 5; Biotechnology Select Portfolio, Series 5; e-Business Select Portfolio, Series 5; e-Infrastructure Select Portfolio, Series 4; Fiber Optics Select Portfolio, Series 4; Genomics & Proteomics Select Portfolio, Series 4; Global Technology Select Portfolio, Series 3; Semiconductor Select Portfolio, Series 6; Software Innovations Select Portfolio, Series 5; World Wide Wireless Select Portfolio, Series 4; Bandwidth Solutions Portfolio, Series 5; Biotechnology Portfolio, Series 5; e-Business Portfolio, Series 5; e-Infrastructure Portfolio, Series 4; Fiber Optics Portfolio, Series 4; Genomics & Proteomics Portfolio, Series 4; Global Technology Portfolio, Series 3; Semiconductor Portfolio, Series 6; Software Innovations Portfolio, Series 5 and World Wide Wireless Portfolio, Series 4, at the opening of business on January 24, 2001 in conformity with accounting principles generally accepted in the United States.



                                        ERNST & YOUNG LLP


Chicago, Illinois
January 24, 2001

                          Statements of Net Assets

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                      Bandwidth
                                                      Solutions          Biotechnology     e-Business        e-Infrastructure
                                                      Select Portfolio   Select Portfolio  Select Portfolio  Select Portfolio
                                                      Series 5           Series 5          Series 5          Series 4
                                                      __________         ____________      __________         __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                    $150,134           $150,258         $150,805           $150,629
Less liability for reimbursement to Sponsor
     for organization costs (3)                           (394)              (395)            (396)              (396)
Less liability for deferred sales charge (4)            (2,806)            (2,808)          (2,818)            (2,815)
                                                      ________           ________         ________           ________
Net assets                                            $146,934           $147,055         $147,591           $147,418
                                                      ========           ========         ========           ========
Units outstanding                                       15,165             15,178           15,233             15,215

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $151,650           $151,776         $152,328           $152,150
Less maximum transactional sales charge (5)             (4,322)            (4,326)          (4,341)            (4,336)
Less estimated reimbursement to Sponsor
     for organization costs (3)                           (394)              (395)            (396)              (396)
                                                      ________           ________         ________           ________
Net assets                                            $146,934           $147,055         $147,591           $147,418
                                                      ========           ========         ========           ========

______________

See "Notes to Statements of Net Assets" on page 16.

                        Statements of Net Assets

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                         Fiber             Genomics &         Global
                                                                         Optics            Proteomics         Technology
                                                                         Select            Select             Select
                                                                         Portfolio         Portfolio          Portfolio
                                                                         Series 4          Series 4           Series 3
                                                                         __________        ____________       _________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                       $151,730         $152,366            $148,880
Less liability for reimbursement to Sponsor
     for organization costs (3)                                              (398)            (400)               (391)
Less liability for deferred sales charge (4)                               (2,835)          (2,847)             (2,782)
                                                                         ________         ________            ________
Net assets                                                               $148,497         $149,119            $145,707
                                                                         ========         ========            ========
Units outstanding                                                          15,326           15,390              15,038

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                    $153,263         $153,905            $150,384
Less maximum transactional sales charge (5)                                (4,368)          (4,386)             (4,286)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                              (398)            (400)               (391)
                                                                         ________         ________            ________
Net assets                                                               $148,497         $149,119            $145,707
                                                                         ========         ========            ========

______________

See "Notes to Statements of Net Assets" on page 16.

                          Statements of Net Assets

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                          Software             World Wide
                                                                         Semiconductor    Innovations          Wireless
                                                                         Select           Select               Select
                                                                         Portfolio        Portfolio            Portfolio
                                                                         Series 6         Series 5             Series 4
                                                                         __________       ____________         __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                       $148,759         $150,104             $149,265
Less liability for reimbursement to Sponsor
     for organization costs (3)                                              (391)            (394)                (392)
Less liability for deferred sales charge (4)                               (2,780)          (2,805)              (2,789)
                                                                         ________         ________             ________
Net assets                                                               $145,588         $146,905             $146,084
                                                                         ========         ========             ========
Units outstanding                                                          15,026           15,162               15,077

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                    $150,261         $151,620             $150,773
Less maximum transactional sales charge (5)                                (4,282)          (4,321)              (4,297)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                              (391)            (394)                (392)
                                                                         ________         ________             ________
Net assets                                                               $145,588         $146,905             $146,084
                                                                         ========         ========             ========

______________

See "Notes to Statements of Net Assets" on page 16.

                         Statements of Net Assets

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                    Bandwidth
                                                    Solutions         Biotechnology       e-Business        e-Infrastructure
                                                    Portfolio         Portfolio           Portfolio         Portfolio
                                                    Series 5          Series 5            Series 5          Series 4
                                                    __________        ___________         __________        _________________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                  $150,134          $150,258            $150,805          $150,629
Less liability for reimbursement to Sponsor
     for organization costs (3)                         (341)             (342)               (343)             (342)
Less liability for deferred sales charge (4)          (5,156)           (5,161)             (5,179)           (5,173)
                                                    ________          ________            ________          ________
Net assets                                          $144,637          $144,755            $145,283          $145,114
                                                    ========          ========            ========          ========
Units outstanding                                     15,165            15,178              15,233            15,215

ANALYSIS OF NET ASSETS
Cost to investors (5)                               $151,651          $151,775            $152,328          $152,151
Less maximum transactional sales charge (5)           (6,673)           (6,678)             (6,702)           (6,695)
Less estimated reimbursement to Sponsor
     for organization costs (3)                         (341)             (342)               (343)             (342)
                                                    ________          ________            ________          ________
Net assets                                          $144,637          $144,755            $145,283          $145,114
                                                    ========          ========            ========          ========

______________

See "Notes to Statements of Net Assets" on page 16.

                         Statements of Net Assets

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                       Fiber Optics     Genomics &           Global
                                                                       Portfolio        Proteomics           Technology
                                                                       Portfolio        Portfolio            Portfolio
                                                                       Series 4         Series 4             Series 3
                                                                       __________       ____________         __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                     $151,730         $152,366             $148,880
Less liability for reimbursement to Sponsor
     for organization costs (3)                                            (345)            (346)                (338)
Less liability for deferred sales charge (4)                             (5,211)          (5,233)              (5,113)
                                                                       ________         ________             ________
Net assets                                                             $146,174         $146,787             $143,429
                                                                       ========         ========             ========
Units outstanding                                                        15,326           15,390               15,038

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                  $153,263         $153,905             $150,384
Less maximum transactional sales charge (5)                              (6,744)          (6,772)              (6,617)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                            (345)            (346)                (338)
                                                                       ________         ________             ________
Net assets                                                             $146,174         $146,787             $143,429
                                                                       ========         ========             ========

_____________

See "Notes to Statements of Net Assets" on page 16.

                          Statements of Net Assets

                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001



                                                                                        Software             World Wide
                                                                       Semiconductor    Innovations          Wireless
                                                                       Portfolio        Portfolio            Portfolio
                                                                       Series 6         Series 5             Series 4
                                                                       __________       ____________         __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                     $148,759         $150,104             $149,265
Less liability for reimbursement to Sponsor
     for organization costs (3)                                            (338)            (341)                (339)
Less liability for deferred sales charge (4)                             (5,109)          (5,155)              (5,126)
                                                                       ________         ________             ________
Net assets                                                             $143,312         $144,608             $143,800
                                                                       ========         ========             ========
Units outstanding                                                        15,026           15,162               15,077

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                  $150,262         $151,620             $150,773
Less maximum transactional sales charge (5)                              (6,612)          (6,671)              (6,634)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                            (338)            (341)                (339)
                                                                       ________         ________             ________
Net assets                                                             $143,312         $144,608             $143,800
                                                                       ========         ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $4,000,000 will be allocated among each of the 20 Trusts in FT 503, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.185 per Unit for each Select Portfolio Series, or $.340 per Unit for each Portfolio Series, payable to us in five equal monthly installments beginning on August 20, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through December 20, 2001. If you redeem your Units before December 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum transactional sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 2.85% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 2.879% of the net amount invested, exclusive of the deferred sales charge) or 4.40% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.444% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the transactional sales charge as set forth under "Public Offering."

                         Schedule of Investments

             Bandwidth Solutions Select Portfolio, Series 5
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share        the Trust (2)
_________    _____________________________________                                _________      ______       _____________
             Communications Services
             _____________________
110          AOL        AOL Time Warner Inc.                                        4%           $ 54.150     $  5,956
136          CMCSK      Comcast Corporation (Class A Special)                       4%             43.063        5,857
246          GX         Global Crossing Ltd. (3)                                    4%             24.125        5,935
129          LVLT       Level 3 Communications, Inc.                                4%             46.375        5,982
135          Q          Qwest Communications International Inc.                     4%             44.625        6,024
121          SBC        SBC Communications Inc.                                     4%             49.313        5,967
285          WCOM       WorldCom, Inc.                                              4%             20.688        5,896

             Communications Equipment
             _____________________
 94          ALA        Alcatel SA (ADR)                                            4%             63.500        5,969
152          NT         Nortel Networks Corporation (3)                             4%             39.625        6,023
105          SFA        Scientific-Atlanta, Inc.                                    4%             56.188        5,900
103          TLAB       Tellabs, Inc.                                               4%             58.875        6,064

             Fiber Optics
             ___________
 86          GLW        Corning Incorporated                                        4%             70.000        6,020
 97          JDSU       JDS Uniphase Corporation                                    4%             63.875        6,196
120          SCMR       Sycamore Networks, Inc.                                     4%             51.375        6,165

             Networking Products
             ________________
140          CSCO       Cisco Systems, Inc.                                         4%             42.625        5,968
 44          JNPR       Juniper Networks, Inc.                                      4%            135.672        5,970
148          RBAK       Redback Networks Inc.                                       4%             43.813        6,484

             Semiconductors
             ____________
 46          BRCM       Broadcom Corporation (Class A)                              4%            133.438        6,138
 57          PMCS       PMC-Sierra, Inc. (3)                                        4%            103.438        5,896
132          TXN        Texas Instruments Incorporated                              4%             45.063        5,948
 79          VTSS       Vitesse Semiconductor Corporation                           4%             75.875        5,994

             Wireless Communications
             ____________________
495          ERICY      L.M. Ericsson AB (ADR)                                       4%            12.063        5,971
255          MOT        Motorola, Inc.                                               4%            23.500        5,993
154          NOK        Nokia Oy (ADR)                                               4%            38.938        5,996
 75          QCOM       QUALCOMM Incorporated                                        4%            77.625        5,822
                                                                                  ______                      _________
                               Total Investments                                   100%                       $150,134
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                Biotechnology Select Portfolio, Series 5
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage      Market     Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per  Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share      the Trust (2)
_________    _____________________________________                                _________       ______     _____________
             Biotech
             __________
 77          AFFX       Affymetrix, Inc.                                          3.42%           $66.813    $  5,145
 73          AMGN       Amgen Inc.                                                3.29%            67.750       4,946
106          CRA        Applera Corporation-Celera Genomics Group                 3.34%            47.313       5,015
 74          BGEN       Biogen, Inc.                                              3.29%            66.766       4,941
119          CORR       COR Therapeutics, Inc.                                    3.41%            43.063       5,124
107          CHIR       Chiron Corporation                                        3.28%            46.063       4,929
129          CRGN       CuraGen Corporation                                       3.26%            38.000       4,902
 78          ENZN       Enzon, Inc.                                               3.37%            64.938       5,065
203          GLGC       Gene Logic Inc.                                           3.38%            25.000       5,075
 86          DNA        Genentech, Inc.                                           3.23%            56.500       4,859
 54          GENZ       Genzyme Corporation (General Division)                    3.34%            93.063       5,025
 85          HGSI       Human Genome Sciences, Inc.                               3.44%            60.875       5,174
 81          IDPH       IDEC Pharmaceuticals Corporation                          3.40%            63.125       5,113
157          IMNX       Immunex Corporation                                       3.48%            33.313       5,230
174          INCY       Incyte Genomics, Inc.                                     3.37%            29.063       5,057
 67          IVGN       Invitrogen Corporation                                    3.28%            73.625       4,933
101          MEDI       MedImmune, Inc.                                           3.36%            50.000       5,050
 99          MLNM       Millennium Pharmaceuticals, Inc.                          3.45%            52.313       5,179
180          PCOP       Pharmacopeia, Inc.                                        3.37%            28.125       5,062
 76          PDLI       Protein Design Labs, Inc.                                 3.33%            65.750       4,997
146          QGENF      QIAGEN N.V. (3)                                           3.21%            33.000       4,818

             Pharmaceuticals
             ______________
 80          ADRX       Andrx Group                                               3.31%            62.188       4,975
 75          BMY        Bristol-Myers Squibb Company                              3.31%            66.250       4,969
 93          GSK        GlaxoSmithKline Plc (ADR)                                 3.31%            53.438       4,970
 53          JNJ        Johnson & Johnson                                         3.27%            92.688       4,912
 60          LLY        Eli Lilly and Company                                     3.32%            83.125       4,988
 62          MRK        Merck & Co., Inc.                                         3.28%            79.563       4,933
119          NVS        Novartis AG (ADR)                                         3.29%            41.563       4,946
116          PFE        Pfizer Inc.                                               3.31%            42.875       4,974
 95          SGP        Schering-Plough Corporation                               3.30%            52.125       4,952
                                                                                  _______                    ________
                                                                                   100%                      $150,258
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                  e-Business Select Portfolio, Series 5
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                 Percentage     Market      Cost of
Number       Ticker Symbol and                                                   of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price Share       the Trust (2)
_________    _____________________________________                               _________      ______      _____________
             Portals
              _______
138          AOL        AOL Time Warner Inc.                                       5%           $ 54.150    $  7,473
184          ARBA       Ariba, Inc.                                                5%             41.797       7,691
242          CMRC       Commerce One, Inc.                                         5%             31.938       7,729
808          HLTH       WebMD Corporation                                          5%              9.125       7,373
201          YHOO       Yahoo! Inc.                                                5%             38.953       7,829

             Infrastructure
             ____________
351          ARTG       Art Technology Group, Inc.                                 5%             22.813       8,007
114          BEAS       BEA Systems, Inc.                                          5%             64.938       7,403
492          BVSN       BroadVision, Inc.                                          5%             15.313       7,534
 48          CHKP       Check Point Software Technologies Ltd. (3)                 5%            153.813       7,383
309          EXDS       Exodus Communications, Inc.                                5%             25.750       7,957
123          MSFT       Microsoft Corporation                                      5%             60.563       7,449
 98          SEBL       Siebel Systems, Inc.                                       5%             78.484       7,691
149          SYMC       Symantec Corporation                                       5%             49.375       7,357
101          VRSN       VeriSign, Inc.                                             5%             74.375       7,512
 71          VRTS       VERITAS Software Corporation                               5%            105.000       7,455

             Procurement
             ____________
172          AGIL       Agile Software Corporation                                 5%             42.688       7,342
174          CSCO       Cisco Systems, Inc.                                        5%             42.625       7,417
277          DELL       Dell Computer Corporation                                  5%             26.375       7,306
134          ITWO       i2 Technologies, Inc.                                      5%             56.422       7,561
233          ORCL       Oracle Corporation                                         5%             31.484       7,336
                                                                                 ______                     ________
                               Total Investments                                 100%                       $150,805
                                                                                 ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

               e-Infrastructure Select Portfolio, Series 4
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Access/Information Providers
             ___________________
135          Q          Qwest Communications International Inc.                     4%           $ 44.625    $  6,024
288          WCOM       WorldCom, Inc.                                              4%             20.688       5,958

             Communications Equipment
             ___________________
 86          GLW        Corning Incorporated                                        4%             70.000       6,020
 96          JDSU       JDS Uniphase Corporation                                    4%             63.875       6,132
152          NT         Nortel Networks Corporation (3)                             4%             39.625       6,023
103          TLAB       Tellabs, Inc.                                               4%             58.875       6,064

             Computers & Peripherals
             ___________________
 54          BRCD       Brocade Communications Systems, Inc.                        4%            109.641       5,921
221          DELL       Dell Computer Corporation                                   4%             26.375       5,829
 75          EMC        EMC Corporation                                             4%             79.563       5,967
166          INTC       Intel Corporation                                           4%             35.375       5,872
 83          NTAP       Network Appliance, Inc.                                     4%             73.563       6,106
189          SUNW       Sun Microsystems, Inc.                                      4%             31.563       5,965

             Networking Products
             ___________________
140          CSCO       Cisco Systems, Inc.                                         4%             42.625       5,968
 44          JNPR       Juniper Networks, Inc.                                      4%            135.672       5,970
148          RBAK       Redback Networks Inc.                                       4%             43.813       6,484

             Software
             __________
280          ARTG       Art Technology Group, Inc.                                  4%             22.813       6,388
391          BVSN       BroadVision, Inc.                                           4%             15.313       5,987
 39          CHKP       Check Point Software Technologies Ltd. (3)                  4%            153.813       5,999
248          EXDS       Exodus Communications, Inc.                                 4%             25.750       6,386
347          INKT       Inktomi Corporation                                         4%             17.188       5,964
 98          MSFT       Microsoft Corporation                                       4%             60.563       5,935
186          ORCL       Oracle Corporation                                          4%             31.484       5,856
119          SYMC       Symantec Corporation                                        4%             49.375       5,876
 80          VRSN       VeriSign, Inc.                                              4%             74.375       5,950
 57          VRTS       VERITAS Software Corporation                                4%            105.000       5,985
                                                                                  ______                     ________
                               Total Investments                                  100%                       $150,629
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                 Fiber Optics Select Portfolio, Series 4
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Communications Services
             ___________________
391          TSIX       360networks Inc. (3)                                         4%           $ 15.563    $  6,085
246          GX         Global Crossing Ltd. (3)                                     4%             24.125       5,935
129          LVLT       Level 3 Communications, Inc.                                 4%             46.375       5,982
336          MFNX       Metromedia Fiber Network, Inc. (Class A)                     4%             17.813       5,985
135          Q          Qwest Communications International Inc.                      4%             44.625       6,024
 82          TWTC       Time Warner Telecom Inc.                                     4%             73.875       6,058
288          WCOM       WorldCom, Inc.                                               4%             20.688       5,958

             Communications Equipment
             ___________________
 95          A          Agilent Technologies, Inc.                                   4%             62.750       5,961
318          LU         Lucent Technologies Inc.                                     4%             18.875       6,002
152          NT         Nortel Networks Corporation (3)                              4%             39.625       6,023
103          TLAB       Tellabs, Inc.                                                4%             58.875       6,064

             Fiber Optics/Optical Components
             _________________________
 76          AVNX       Avanex Corporation                                           4%             81.875       6,223
 58          CIEN       CIENA Corporation                                            4%            102.672       5,955
 82          CLS        Celestica Inc. (3)                                           4%             73.375       6,017
 86          GLW        Corning Incorporated                                         4%             70.000       6,020
128          DIGL       Digital Lightwave, Inc.                                      4%             48.938       6,264
160          FNSR       Finisar Corporation                                          4%             38.984       6,238
 96          JDSU       JDS Uniphase Corporation                                     4%             63.875       6,132
111          NUFO       New Focus, Inc.                                              4%             53.875       5,980
147          SLR        Solectron Corporation                                        4%             40.410       5,940
413          STLW       Stratos Lightwave, Inc.                                      4%             14.938       6,169

             Networking Products
             ________________
140          CSCO       Cisco Systems, Inc.                                          4%             42.625       5,968
 45          JNPR       Juniper Networks, Inc.                                       4%            135.672       6,105
149          RBAK       Redback Networks Inc.                                        4%             43.813       6,528
119          SCMR       Sycamore Networks, Inc.                                      4%             51.375       6,114
                                                                                  ______                      ________
                               Total Investments                                   100%                       $151,730
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 37.

                           Schedule of Investments

            Genomics & Proteomics Select Portfolio, Series 4
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market      Cost of
Number     Ticker Symbol and                                                      of Aggregate   Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                       Offering Price Share       the Trust (2)
______     _____________________________________                                  _________      ______      _____________
138        ABGX       Abgenix, Inc.                                                 4%           $ 47.250    $  6,521
 92        AFFX       Affymetrix, Inc.                                              4%             66.813       6,147
 87        AMGN       Amgen Inc.                                                    4%             67.750       5,894
126        CRA        Applera Corporation-Celera Genomics Group                     4%             47.313       5,961
 89        BGEN       Biogen, Inc.                                                  4%             66.766       5,942
143        CORR       COR Therapeutics, Inc.                                        4%             43.063       6,158
129        CHIR       Chiron Corporation                                            4%             46.063       5,942
155        CRGN       CuraGen Corporation                                           4%             38.000       5,890
207        EMIS       Emisphere Technologies, Inc.                                  4%             30.500       6,314
 94        ENZN       Enzon, Inc.                                                   4%             64.938       6,104
244        GLGC       Gene Logic Inc.                                               4%             25.000       6,100
103        DNA        Genentech, Inc.                                               4%             56.500       5,820
 64        GENZ       Genzyme Corporation (General Division)                        4%             93.063       5,956
 91        GILD       Gilead Sciences, Inc.                                         4%             68.859       6,266
102        HGSI       Human Genome Sciences, Inc.                                   4%             60.875       6,209
 97        IDPH       IDEC Pharmaceuticals Corporation                              4%             63.125       6,123
146        IMCL       ImClone Systems Incorporated                                  4%             42.000       6,132
189        IMNX       Immunex Corporation                                           4%             33.313       6,296
208        INCY       Incyte Genomics, Inc.                                         4%             29.063       6,045
186        MEDX       Medarex, Inc.                                                 4%             33.047       6,147
120        MEDI       MedImmune, Inc.                                               4%             50.000       6,000
119        MLNM       Millennium Pharmaceuticals, Inc.                              4%             52.313       6,225
 92        MYGN       Myriad Genetics, Inc.                                         4%             67.188       6,181
216        PCOP       Pharmacopeia, Inc.                                            4%             28.125       6,075
 90        PDLI       Protein Design Labs, Inc.                                     4%             65.750       5,918
                                                                                  ______                     ________
                             Total Investments                                    100%                       $152,366
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                       Schedule of Investments

              Global Technology Select Portfolio, Series 3
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Communications Equipment
             ____________________
 78          ALA        Alcatel SA (ADR)                                          3.33%          $ 63.500    $  4,953
116          CSCO       Cisco Systems, Inc.                                       3.32%            42.625       4,945
 72          GLW        Corning Incorporated                                      3.38%            70.000       5,040
413          ERICY      L.M. Ericsson AB (ADR)                                    3.35%            12.063       4,982
 80          JDSU       JDS Uniphase Corporation                                  3.43%            63.875       5,110
128          NOK        Nokia Oy (ADR)                                            3.35%            38.938       4,984
126          NT         Nortel Networks Corporation (3)                           3.35%            39.625       4,993
 62          QCOM       QUALCOMM Incorporated                                     3.23%            77.625       4,813
 86          TLAB       Tellabs, Inc.                                             3.40%            58.875       5,063

             Computers & Peripherals
             ____________________
 45          BRCD       Brocade Communications Systems, Inc.                      3.31%           109.641       4,934
185          DELL       Dell Computer Corporation                                 3.28%            26.375       4,879
 63          EMC        EMC Corporation                                           3.37%            79.563       5,012
157          SUNW       Sun Microsystems, Inc.                                    3.33%            31.563       4,955

             Computer Software & Services
             ________________________
 32          CHKP       Check Point Software Technologies Ltd. (3)                3.31%           153.813       4,922
 82          MSFT       Microsoft Corporation                                     3.33%            60.563       4,966
155          ORCL       Oracle Corporation                                        3.28%            31.484       4,880
115          SAP        SAP AG (ADR)                                              3.32%            43.000       4,945

             Electronics
             __________
129          CAJ        Canon Inc. (ADR)                                          3.32%            38.313       4,942
 68          CLS        Celestica Inc. (3)                                        3.35%            73.375       4,990
 43          KYO        Kyocera Corporation (ADR)                                 3.37%           116.750       5,020
121          PHG        Koninklijke (Royal) Philips Electronics N.V. (3)          3.33%            40.938       4,953
122          SLR        Solectron Corporation                                     3.31%            40.410       4,930


             Semiconductor Equipment
             _____________________
177          ASML       ASM Lithography Holding N.V. (3)                          3.40%            28.563       5,056

103          AMAT       Applied Materials, Inc.                                   3.34%            48.250       4,970
112          NVLS       Novellus Systems, Inc.                                    3.31%            44.000       4,928

             Semiconductors
             ____________
164          ALTR       Altera Corporation                                        3.35%            30.375       4,982
138          INTC       Intel Corporation                                         3.28%            35.375       4,882
 48          PMCS       PMC-Sierra, Inc. (3)                                      3.33%           103.438       4,965
106          STM        STMicroelectronics N.V. (3)                               3.31%            46.500       4,929
110          TXN        Texas Instruments Incorporated                            3.33%            45.063       4,957
                                                                                  ______                     ________
                                 Total Investments                                 100%                      $148,880
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                Semiconductor Select Portfolio, Series 6
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _____________
              Semiconductors
              _____________
196           ALTR       Altera Corporation                                           4%           $ 30.375    $  5,953
105           ADI        Analog Devices, Inc.                                         4%             56.313       5,913
363           ATML       Atmel Corporation                                            4%             16.500       5,989
 46           BRCM       Broadcom Corporation (Class A)                               4%            133.438       6,138
212           CY         Cypress Semiconductor Corporation                            4%             27.750       5,883
342           FCS        Fairchild Semiconductor Corporation                          4%             17.500       5,985
147           GSPN       GlobeSpan, Inc.                                              4%             40.375       5,935
166           INTC       Intel Corporation                                            4%             35.375       5,872
 91           LLTC       Linear Technology Corporation                                4%             65.063       5,921
 87           MXIM       Maxim Integrated Products, Inc.                              4%             68.375       5,949
125           MCRL       Micrel, Incorporated                                         4%             48.188       6,023
253           MOT        Motorola, Inc.                                               4%             23.500       5,945
 57           PMCS       PMC-Sierra, Inc. (3)                                         4%            103.438       5,896
 61           QLGC       QLogic Corporation                                           4%             97.688       5,959
268           RFMD       RF Micro Devices, Inc.                                       4%             21.813       5,846
127           STM        STMicroelectronics N.V. (3)                                  4%             46.500       5,906
132           TXN        Texas Instruments Incorporated                               4%             45.063       5,948
149           TQNT       TriQuint Semiconductor, Inc.                                 4%             40.375       6,016
 78           VTSS       Vitesse Semiconductor Corporation                            4%             75.875       5,918
106           XLNX       Xilinx, Inc.                                                 4%             55.375       5,870

              Semiconductor Equipment
              _____________________
213           ASML       ASM Lithography Holding N.V. (3)                             4%             28.563       6,084
123           AMAT       Applied Materials, Inc.                                      4%             48.250       5,935
135           KLAC       KLA-Tencor Corporation                                       4%             44.063       5,949
135           NVLS       Novellus Systems Inc.                                        4%             44.000       5,940
157           TER        Teradyne, Inc.                                               4%             38.125       5,986
                                                                                  ______                       ________
                                 Total Investments                                  100%                       $148,759
                                                                                  ======                       ========

_____________

See "Notes to Schedules of Investments" on page 37.

                      Schedule of Investments

             Software Innovations Select Portfolio, Series 5
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Application Software
             ____________________
102          ADBE       Adobe Systems Incorporated                                   4%           $ 59.438    $  6,063
 77          DOX        Amdocs Limited                                               4%             77.000       5,929
173          CTXS       Citrix Systems, Inc.                                         4%             33.750       5,839
 50          CMVT       Comverse Technology, Inc.                                    4%            119.500       5,975
116          GMST       Gemstar-TV Guide International, Inc.                         4%             51.125       5,931
176          MACR       Macromedia, Inc.                                             4%             34.297       6,036
 98          MSFT       Microsoft Corporation                                        4%             60.563       5,935
 94          OPWV       Openwave Systems, Inc.                                       4%             66.250       6,227
129          PAYX       Paychex, Inc.                                                4%             46.500       5,998

             Computer Data Security Software
             ___________________________
 39          CHKP       Check Point Software Technologies Ltd. (3)                   4%            153.813       5,999
119          SYMC       Symantec Corporation                                         4%             49.375       5,876
 80          VRSN       VeriSign, Inc.                                               4%             74.375       5,950

             e-Business Software
             ________________
148          ARBA       Ariba, Inc.                                                  4%             41.797       6,186
 91          BEAS       BEA Systems, Inc.                                            4%             64.938       5,909
396          BVSN       BroadVision, Inc.                                            4%             15.313       6,064
194          CMRC       Commerce One, Inc.                                           4%             31.938       6,196
263          PRGN       Peregrine Systems, Inc.                                      4%             23.125       6,082

             Enterprise Software
             ________________
195          BMCS       BMC Software, Inc.                                           4%             30.438       5,935
 88          BOBJ       Business Objects S.A. (ADR)                                  4%             68.938       6,067
107          ITWO       i2 Technologies, Inc.                                        4%             56.422       6,037
 63          MERQ       Mercury Interactive Corporation                              4%             94.813       5,973
186          ORCL       Oracle Corporation                                           4%             31.484       5,856
138          SAP        SAP AG (ADR)                                                 4%             43.000       5,934
 78          SEBL       Siebel Systems, Inc.                                         4%             78.484       6,122
 57          VRTS       VERITAS Software Corporation                                 4%            105.000       5,985
                                                                                  ______                      _________
                                 Total Investments                                 100%                       $150,104
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 37.

                    Schedule of Investments

             World Wide Wireless Select Portfolio, Series 4
                                 FT 503


                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Communications Services (Domestic)
             __________________________________
200          AWE        AT&T Wireless Group                                       3.41%          $ 25.438    $  5,088
122          BLS        BellSouth Corporation                                     3.30%            40.375       4,926
143          NXTL       Nextel Communications, Inc. (Class A)                     3.43%            35.750       5,112
 79          OPWV       Openwave Systems, Inc.                                    3.51%            66.250       5,234
157          PCS        Sprint Corp. (PCS Group)                                  3.36%            31.938       5,014
 85          USM        United States Cellular Corporation                        3.30%            57.900       4,922
 93          VZ         Verizon Communications, Inc.                              3.35%            53.813       5,005

             Communications Services (International)
             _______________________________________
122          CWP        Cable & Wireless Plc (ADR)                                3.33%            40.750       4,971
154          CHL        China Mobile (Hong Kong) Limited (ADR)                    3.37%            32.625       5,024
142          DT         Deutsche Telekom AG (ADR)                                 3.35%            35.250       5,005
163          MICC       Millicom International Cellular S.A. (3)                  3.39%            31.000       5,053
 47          NTDMY      NTT DoCoMo, Inc. (ADR)                                    2.96%            94.130       4,424
188          SKM        SK Telecom Co. Ltd. (ADR)                                 3.28%            26.000       4,888
240          SNRA       Sonera Oy (ADR)                                           3.36%            20.875       5,010
 40          TI         Telecom Italia SpA (ADR)                                  3.38%           125.938       5,038
 83          TEF        Telefonica S.A. (ADR)                                     3.34%            60.125       4,990
147          VOD        Vodafone AirTouch Plc (ADR)                               3.33%            33.813       4,971

             Communications Equipment
             ___________________________
 64          DOX        Amdocs Limited                                            3.30%            77.000       4,928
 42          CMVT       Comverse Technology, Inc.                                 3.36%           119.500       5,019
410          ERICY      LM Ericsson AB (ADR)                                      3.31%            12.063       4,946
122          GILTF      Gilat Satellite Networks Ltd. (3)                         3.22%            39.438       4,811
211          MOT        Motorola, Inc.                                            3.32%            23.500       4,958
128          NOK        Nokia Oy (ADR)                                            3.34%            38.938       4,984
126          NT         Nortel Networks Corporation (3)                           3.35%            39.625       4,993
195          PALM       Palm, Inc.                                                3.45%            26.438       5,155
116          PWAV       Powerwave Technologies, Inc.                              3.42%            44.063       5,111
 62          QCOM       QUALCOMM Incorporated                                     3.22%            77.625       4,813
225          RFMD       RF Micro Devices, Inc.                                    3.29%            21.813       4,908
110          TXN        Texas Instruments Incorporated                            3.32%            45.063       4,957
124          TQNT       TriQuint Semiconductor, Inc.                              3.35%            40.375       5,007
                                                                                  ______                     ________
                                 Total Investments                                 100%                      $149,265
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

               Bandwidth Solutions Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share        the Trust (2)
_________    _____________________________________                                _________      ______       _____________
             Communications Services
             _____________________
110          AOL        AOL Time Warner Inc.                                        4%           $ 54.150     $  5,956
136          CMCSK      Comcast Corporation (Class A Special)                       4%             43.063        5,857
246          GX         Global Crossing Ltd. (3)                                    4%             24.125        5,935
129          LVLT       Level 3 Communications, Inc.                                4%             46.375        5,982
135          Q          Qwest Communications International Inc.                     4%             44.625        6,024
121          SBC        SBC Communications Inc.                                     4%             49.313        5,967
285          WCOM       WorldCom, Inc.                                              4%             20.688        5,896

             Communications Equipment
             _____________________
 94          ALA        Alcatel SA (ADR)                                            4%             63.500        5,969
152          NT         Nortel Networks Corporation (3)                             4%             39.625        6,023
105          SFA        Scientific-Atlanta, Inc.                                    4%             56.188        5,900
103          TLAB       Tellabs, Inc.                                               4%             58.875        6,064

             Fiber Optics
             ___________
 86          GLW        Corning Incorporated                                        4%             70.000        6,020
 97          JDSU       JDS Uniphase Corporation                                    4%             63.875        6,196
120          SCMR       Sycamore Networks, Inc.                                     4%             51.375        6,165

             Networking Products
             ________________
140          CSCO       Cisco Systems, Inc.                                         4%             42.625        5,968
 44          JNPR       Juniper Networks, Inc.                                      4%            135.672        5,970
148          RBAK       Redback Networks Inc.                                       4%             43.813        6,484

             Semiconductors
             ____________
 46          BRCM       Broadcom Corporation (Class A)                              4%            133.438        6,138
 57          PMCS       PMC-Sierra, Inc. (3)                                        4%            103.438        5,896
132          TXN        Texas Instruments Incorporated                              4%             45.063        5,948
 79          VTSS       Vitesse Semiconductor Corporation                           4%             75.875        5,994

             Wireless Communications
             ____________________
495          ERICY      L.M. Ericsson AB (ADR)                                      4%             12.063        5,971
255          MOT        Motorola, Inc.                                              4%             23.500        5,993
154          NOK        Nokia Oy (ADR)                                              4%             38.938        5,996
 75          QCOM       QUALCOMM Incorporated                                       4%             77.625        5,822
                                                                                  ______                      _________
                               Total Investments                                   100%                       $150,134
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                    Biotechnology Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage      Market     Cost of
Number       Ticker Symbol and                                                    of Aggregate    Value per  Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price  Share      the Trust (2)
_________    _____________________________________                                _________       ______     _________
             Biotech
             __________
 77          AFFX       Affymetrix, Inc.                                          3.42%           $66.813    $  5,145
 73          AMGN       Amgen Inc.                                                3.29%            67.750       4,946
106          CRA        Applera Corporation-Celera Genomics Group                 3.34%            47.313       5,015
 74          BGEN       Biogen, Inc.                                              3.29%            66.766       4,941
119          CORR       COR Therapeutics, Inc.                                    3.41%            43.063       5,124
107          CHIR       Chiron Corporation                                        3.28%            46.063       4,929
129          CRGN       CuraGen Corporation                                       3.26%            38.000       4,902
 78          ENZN       Enzon, Inc.                                               3.37%            64.938       5,065
203          GLGC       Gene Logic Inc.                                           3.38%            25.000       5,075
 86          DNA        Genentech, Inc.                                           3.23%            56.500       4,859
 54          GENZ       Genzyme Corporation (General Division)                    3.34%            93.063       5,025
 85          HGSI       Human Genome Sciences, Inc.                               3.44%            60.875       5,174
 81          IDPH       IDEC Pharmaceuticals Corporation                          3.40%            63.125       5,113
157          IMNX       Immunex Corporation                                       3.48%            33.313       5,230
174          INCY       Incyte Genomics, Inc.                                     3.37%            29.063       5,057
 67          IVGN       Invitrogen Corporation                                    3.28%            73.625       4,933
101          MEDI       MedImmune, Inc.                                           3.36%            50.000       5,050
 99          MLNM       Millennium Pharmaceuticals, Inc.                          3.45%            52.313       5,179
180          PCOP       Pharmacopeia, Inc.                                        3.37%            28.125       5,062
 76          PDLI       Protein Design Labs, Inc.                                 3.33%            65.750       4,997
146          QGENF      QIAGEN N.V. (3)                                           3.21%            33.000       4,818

             Pharmaceuticals
             ______________
 80          ADRX       Andrx Group                                               3.31%            62.188       4,975
 75          BMY        Bristol-Myers Squibb Company                              3.31%            66.250       4,969
 93          GSK        GlaxoSmithKline Plc (ADR)                                 3.31%            53.438       4,970
 53          JNJ        Johnson & Johnson                                         3.27%            92.688       4,912
 60          LLY        Eli Lilly and Company                                     3.32%            83.125       4,988
 62          MRK        Merck & Co., Inc.                                         3.28%            79.563       4,933
119          NVS        Novartis AG (ADR)                                         3.29%            41.563       4,946
116          PFE        Pfizer Inc.                                               3.31%            42.875       4,974
 95          SGP        Schering-Plough Corporation                               3.30%            52.125       4,952
                                                                                  _______                    ________
                                                                                   100%                      $150,258
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                       Schedule of Investments

                     e-Business Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                 Percentage     Market      Cost of
Number       Ticker Symbol and                                                   of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price Share       the Trust (2)
_________    _____________________________________                               _________      ______      _____________
             Portals
              _______
138          AOL        AOL Time Warner Inc.                                       5%           $ 54.150    $  7,473
184          ARBA       Ariba, Inc.                                                5%             41.797       7,691
242          CMRC       Commerce One, Inc.                                         5%             31.938       7,729
808          HLTH       WebMD Corporation                                          5%              9.125       7,373
201          YHOO       Yahoo! Inc.                                                5%             38.953       7,829

             Infrastructure
             ____________
351          ARTG       Art Technology Group, Inc.                                 5%             22.813       8,007
114          BEAS       BEA Systems, Inc.                                          5%             64.938       7,403
492          BVSN       BroadVision, Inc.                                          5%             15.313       7,534
 48          CHKP       Check Point Software Technologies Ltd. (3)                 5%            153.813       7,383
309          EXDS       Exodus Communications, Inc.                                5%             25.750       7,957
123          MSFT       Microsoft Corporation                                      5%             60.563       7,449
 98          SEBL       Siebel Systems, Inc.                                       5%             78.484       7,691
149          SYMC       Symantec Corporation                                       5%             49.375       7,357
101          VRSN       VeriSign, Inc.                                             5%             74.375       7,512
 71          VRTS       VERITAS Software Corporation                               5%            105.000       7,455

             Procurement
             ____________
172          AGIL       Agile Software Corporation                                 5%             42.688       7,342
174          CSCO       Cisco Systems, Inc.                                        5%             42.625       7,417
277          DELL       Dell Computer Corporation                                  5%             26.375       7,306
134          ITWO       i2 Technologies, Inc.                                      5%             56.422       7,561
233          ORCL       Oracle Corporation                                         5%             31.484       7,336
                                                                                 ______                     ________
                               Total Investments                                 100%                       $150,805
                                                                                 ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                           Schedule of Investments

                  e-Infrastructure Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Access/Information Providers
             ___________________
135          Q          Qwest Communications International Inc.                     4%           $ 44.625    $  6,024
288          WCOM       WorldCom, Inc.                                              4%             20.688       5,958

             Communications Equipment
             ___________________
 86          GLW        Corning Incorporated                                        4%             70.000       6,020
 96          JDSU       JDS Uniphase Corporation                                    4%             63.875       6,132
152          NT         Nortel Networks Corporation (3)                             4%             39.625       6,023
103          TLAB       Tellabs, Inc.                                               4%             58.875       6,064

             Computers & Peripherals
             ___________________
 54          BRCD       Brocade Communications Systems, Inc.                        4%            109.641       5,921
221          DELL       Dell Computer Corporation                                   4%             26.375       5,829
 75          EMC        EMC Corporation                                             4%             79.563       5,967
166          INTC       Intel Corporation                                           4%             35.375       5,872
 83          NTAP       Network Appliance, Inc.                                     4%             73.563       6,106
189          SUNW       Sun Microsystems, Inc.                                      4%             31.563       5,965

             Networking Products
             ___________________
140          CSCO       Cisco Systems, Inc.                                         4%             42.625       5,968
 44          JNPR       Juniper Networks, Inc.                                      4%            135.672       5,970
148          RBAK       Redback Networks Inc.                                       4%             43.813       6,484

             Software
             __________
280          ARTG       Art Technology Group, Inc.                                  4%             22.813       6,388
391          BVSN       BroadVision, Inc.                                           4%             15.313       5,987
 39          CHKP       Check Point Software Technologies Ltd. (3)                  4%            153.813       5,999
248          EXDS       Exodus Communications, Inc.                                 4%             25.750       6,386
347          INKT       Inktomi Corporation                                         4%             17.188       5,964
 98          MSFT       Microsoft Corporation                                       4%             60.563       5,935
186          ORCL       Oracle Corporation                                          4%             31.484       5,856
119          SYMC       Symantec Corporation                                        4%             49.375       5,876
 80          VRSN       VeriSign, Inc.                                              4%             74.375       5,950
 57          VRTS       VERITAS Software Corporation                                4%            105.000       5,985
                                                                                  ______                     ________
                               Total Investments                                  100%                       $150,629
                                                                                  ======                     ========

___________

See "Notes to Schedules of Investments" on page 37.

                        Schedule of Investments

                    Fiber Optics Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Communications Services
             ___________________
391          TSIX       360networks Inc. (3)                                         4%           $ 15.563    $  6,085
246          GX         Global Crossing Ltd. (3)                                     4%             24.125       5,935
129          LVLT       Level 3 Communications, Inc.                                 4%             46.375       5,982
336          MFNX       Metromedia Fiber Network, Inc. (Class A)                     4%             17.813       5,985
135          Q          Qwest Communications International Inc.                      4%             44.625       6,024
 82          TWTC       Time Warner Telecom Inc.                                     4%             73.875       6,058
288          WCOM       WorldCom, Inc.                                               4%             20.688       5,958

             Communications Equipment
             ___________________
 95          A          Agilent Technologies, Inc.                                   4%             62.750       5,961
318          LU         Lucent Technologies Inc.                                     4%             18.875       6,002
152          NT         Nortel Networks Corporation (3)                              4%             39.625       6,023
103          TLAB       Tellabs, Inc.                                                4%             58.875       6,064

             Fiber Optics/Optical Components
             _________________________
 76          AVNX       Avanex Corporation                                           4%             81.875       6,223
 58          CIEN       CIENA Corporation                                            4%            102.672       5,955
 82          CLS        Celestica Inc. (3)                                           4%             73.375       6,017
 86          GLW        Corning Incorporated                                         4%             70.000       6,020
128          DIGL       Digital Lightwave, Inc.                                      4%             48.938       6,264
160          FNSR       Finisar Corporation                                          4%             38.984       6,238
 96          JDSU       JDS Uniphase Corporation                                     4%             63.875       6,132
111          NUFO       New Focus, Inc.                                              4%             53.875       5,980
147          SLR        Solectron Corporation                                        4%             40.410       5,940
413          STLW       Stratos Lightwave, Inc.                                      4%             14.938       6,169

             Networking Products
             ________________
140          CSCO       Cisco Systems, Inc.                                          4%             42.625       5,968
 45          JNPR       Juniper Networks, Inc.                                       4%            135.672       6,105
149          RBAK       Redback Networks Inc.                                        4%             43.813       6,528
119          SCMR       Sycamore Networks, Inc.                                      4%             51.375       6,114
                                                                                  ______                      ________
                               Total Investments                                   100%                       $151,730
                                                                                  ======                      ========

_____________

See "Notes to Schedules of Investments" on page 37.

                       Schedule of Investments

                Genomics & Proteomics Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                 Percentage      Market      Cost of
Number     Ticker Symbol and                                                     of Aggregate    Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                      Offering Price  Share       the Trust (2)
______     _____________________________________                                 _________       ______      _____________
138        ABGX       Abgenix, Inc.                                                 4%           $ 47.250    $  6,521
 92        AFFX       Affymetrix, Inc.                                              4%             66.813       6,147
 87        AMGN       Amgen Inc.                                                    4%             67.750       5,894
126        CRA        Applera Corporation-Celera Genomics Group                     4%             47.313       5,961
 89        BGEN       Biogen, Inc.                                                  4%             66.766       5,942
143        CORR       COR Therapeutics, Inc.                                        4%             43.063       6,158
129        CHIR       Chiron Corporation                                            4%             46.063       5,942
155        CRGN       CuraGen Corporation                                           4%             38.000       5,890
207        EMIS       Emisphere Technologies, Inc.                                  4%             30.500       6,314
 94        ENZN       Enzon, Inc.                                                   4%             64.938       6,104
244        GLGC       Gene Logic Inc.                                               4%             25.000       6,100
103        DNA        Genentech, Inc.                                               4%             56.500       5,820
 64        GENZ       Genzyme Corporation (General Division)                        4%             93.063       5,956
 91        GILD       Gilead Sciences, Inc.                                         4%             68.859       6,266
102        HGSI       Human Genome Sciences, Inc.                                   4%             60.875       6,209
 97        IDPH       IDEC Pharmaceuticals Corporation                              4%             63.125       6,123
146        IMCL       ImClone Systems Incorporated                                  4%             42.000       6,132
189        IMNX       Immunex Corporation                                           4%             33.313       6,296
208        INCY       Incyte Genomics, Inc.                                         4%             29.063       6,045
186        MEDX       Medarex, Inc.                                                 4%             33.047       6,147
120        MEDI       MedImmune, Inc.                                               4%             50.000       6,000
119        MLNM       Millennium Pharmaceuticals, Inc.                              4%             52.313       6,225
 92        MYGN       Myriad Genetics, Inc.                                         4%             67.188       6,181
216        PCOP       Pharmacopeia, Inc.                                            4%             28.125       6,075
 90        PDLI       Protein Design Labs, Inc.                                     4%             65.750       5,918
                                                                                  ______                     ________
                             Total Investments                                    100%                       $152,366
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                         Schedule of Investments

                  Global Technology Portfolio, Series 3
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _________
             Communications Equipment
             ____________________
 78          ALA        Alcatel SA (ADR)                                          3.33%          $ 63.500    $  4,953
116          CSCO       Cisco Systems, Inc.                                       3.32%            42.625       4,945
 72          GLW        Corning Incorporated                                      3.38%            70.000       5,040
413          ERICY      L.M. Ericsson AB (ADR)                                    3.35%            12.063       4,982
 80          JDSU       JDS Uniphase Corporation                                  3.43%            63.875       5,110
128          NOK        Nokia Oy (ADR)                                            3.35%            38.938       4,984
126          NT         Nortel Networks Corporation (3)                           3.35%            39.625       4,993
 62          QCOM       QUALCOMM Incorporated                                     3.23%            77.625       4,813
 86          TLAB       Tellabs, Inc.                                             3.40%            58.875       5,063

             Computers & Peripherals
             ____________________
 45          BRCD       Brocade Communications Systems, Inc.                      3.31%           109.641       4,934
185          DELL       Dell Computer Corporation                                 3.28%            26.375       4,879
 63          EMC        EMC Corporation                                           3.37%            79.563       5,012
157          SUNW       Sun Microsystems, Inc.                                    3.33%            31.563       4,955

             Computer Software & Services
             ________________________
 32          CHKP       Check Point Software Technologies Ltd. (3)                3.31%           153.813       4,922
 82          MSFT       Microsoft Corporation                                     3.33%            60.563       4,966
155          ORCL       Oracle Corporation                                        3.28%            31.484       4,880
115          SAP        SAP AG (ADR)                                              3.32%            43.000       4,945

             Electronics
             __________
129          CAJ        Canon Inc. (ADR)                                          3.32%            38.313       4,942
 68          CLS        Celestica Inc. (3)                                        3.35%            73.375       4,990
 43          KYO        Kyocera Corporation (ADR)                                 3.37%           116.750       5,020
121          PHG        Koninklijke (Royal) Philips Electronics N.V. (3)          3.33%            40.938       4,953
122          SLR        Solectron Corporation                                     3.31%            40.410       4,930


             Semiconductor Equipment
             _____________________
177          ASML       ASM Lithography Holding N.V. (3)                          3.40%            28.563       5,056

103          AMAT       Applied Materials, Inc.                                   3.34%            48.250       4,970
112          NVLS       Novellus Systems, Inc.                                    3.31%            44.000       4,928

             Semiconductors
             ____________
164          ALTR       Altera Corporation                                        3.35%            30.375       4,982
138          INTC       Intel Corporation                                         3.28%            35.375       4,882
 48          PMCS       PMC-Sierra, Inc. (3)                                      3.33%           103.438       4,965
106          STM        STMicroelectronics N.V. (3)                               3.31%            46.500       4,929
110          TXN        Texas Instruments Incorporated                            3.33%            45.063       4,957
                                                                                  ______                     ________
                                 Total Investments                                 100%                      $148,880
                                                                                  ======                     ========

_____________

See "Notes to Schedules of Investments" on page 37.

                          Schedule of Investments

                    Semiconductor Portfolio, Series 6
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                    Percentage     Market      Cost of
Number        Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares     Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________     _____________________________________                                 _________      ______      _____________
              Semiconductors
              _____________
196           ALTR       Altera Corporation                                           4%           $ 30.375    $  5,953
105           ADI        Analog Devices, Inc.                                         4%             56.313       5,913
363           ATML       Atmel Corporation                                            4%             16.500       5,989
 46           BRCM       Broadcom Corporation (Class A)                               4%            133.438       6,138
212           CY         Cypress Semiconductor Corporation                            4%             27.750       5,883
342           FCS        Fairchild Semiconductor Corporation                          4%             17.500       5,985
147           GSPN       GlobeSpan, Inc.                                              4%             40.375       5,935
166           INTC       Intel Corporation                                            4%             35.375       5,872
 91           LLTC       Linear Technology Corporation                                4%             65.063       5,921
 87           MXIM       Maxim Integrated Products, Inc.                              4%             68.375       5,949
125           MCRL       Micrel, Incorporated                                         4%             48.188       6,023
253           MOT        Motorola, Inc.                                               4%             23.500       5,945
 57           PMCS       PMC-Sierra, Inc. (3)                                         4%            103.438       5,896
 61           QLGC       QLogic Corporation                                           4%             97.688       5,959
268           RFMD       RF Micro Devices, Inc.                                       4%             21.813       5,846
127           STM        STMicroelectronics N.V. (3)                                  4%             46.500       5,906
132           TXN        Texas Instruments Incorporated                               4%             45.063       5,948
149           TQNT       TriQuint Semiconductor, Inc.                                 4%             40.375       6,016
 78           VTSS       Vitesse Semiconductor Corporation                            4%             75.875       5,918
106           XLNX       Xilinx, Inc.                                                 4%             55.375       5,870

              Semiconductor Equipment
              _____________________
213           ASML       ASM Lithography Holding N.V. (3)                             4%             28.563       6,084
123           AMAT       Applied Materials, Inc.                                      4%             48.250       5,935
135           KLAC       KLA-Tencor Corporation                                       4%             44.063       5,949
135           NVLS       Novellus Systems Inc.                                        4%             44.000       5,940
157           TER        Teradyne, Inc.                                               4%             38.125       5,986
                                                                                  ______                       ________
                                 Total Investments                                  100%                       $148,759
                                                                                  ======                       ========

__________

See "Notes to Schedules of Investments" on page 37.

                       Schedule of Investments

                Software Innovations Portfolio, Series 5
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                   Percentage     Market      Cost of
Number       Ticker Symbol and                                                     of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                      Offering Price Share       the Trust (2)
_________    _____________________________________                                 _________      ______      _____________
             Application Software
             ____________________
102          ADBE       Adobe Systems Incorporated                                   4%           $ 59.438    $  6,063
 77          DOX        Amdocs Limited                                               4%             77.000       5,929
173          CTXS       Citrix Systems, Inc.                                         4%             33.750       5,839
 50          CMVT       Comverse Technology, Inc.                                    4%            119.500       5,975
116          GMST       Gemstar-TV Guide International, Inc.                         4%             51.125       5,931
176          MACR       Macromedia, Inc.                                             4%             34.297       6,036
 98          MSFT       Microsoft Corporation                                        4%             60.563       5,935
 94          OPWV       Openwave Systems, Inc.                                       4%             66.250       6,227
129          PAYX       Paychex, Inc.                                                4%             46.500       5,998

             Computer Data Security Software
             ___________________________
 39          CHKP       Check Point Software Technologies Ltd. (3)                   4%            153.813       5,999
119          SYMC       Symantec Corporation                                         4%             49.375       5,876
 80          VRSN       VeriSign, Inc.                                               4%             74.375       5,950

             e-Business Software
             ________________
148          ARBA       Ariba, Inc.                                                  4%             41.797       6,186
 91          BEAS       BEA Systems, Inc.                                            4%             64.938       5,909
396          BVSN       BroadVision, Inc.                                            4%             15.313       6,064
194          CMRC       Commerce One, Inc.                                           4%             31.938       6,196
263          PRGN       Peregrine Systems, Inc.                                      4%             23.125       6,082

             Enterprise Software
             ________________
195          BMCS       BMC Software, Inc.                                           4%             30.438       5,935
 88          BOBJ       Business Objects S.A. (ADR)                                  4%             68.938       6,067
107          ITWO       i2 Technologies, Inc.                                        4%             56.422       6,037
 63          MERQ       Mercury Interactive Corporation                              4%             94.813       5,973
186          ORCL       Oracle Corporation                                           4%             31.484       5,856
138          SAP        SAP AG (ADR)                                                 4%             43.000       5,934
 78          SEBL       Siebel Systems, Inc.                                         4%             78.484       6,122
 57          VRTS       VERITAS Software Corporation                                 4%            105.000       5,985
                                                                                  ______                      _________
                                 Total Investments                                 100%                       $150,104
                                                                                  ======                      =========

_____________

See "Notes to Schedules of Investments" on page 37.

                            Schedule of Investments

                 World Wide Wireless Portfolio, Series 4
                                 FT 503

                    At the Opening of Business on the
                Initial Date of Deposit-January 24, 2001


                                                                                  Percentage     Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate   Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price Share       the Trust (2)
_________    _____________________________________                                _________      ______      _____________
             Communications Services (Domestic)
             ___________________________
200          AWE        AT&T Wireless Group                                       3.41%          $ 25.438    $  5,088
122          BLS        BellSouth Corporation                                     3.30%            40.375       4,926
143          NXTL       Nextel Communications, Inc. (Class A)                     3.43%            35.750       5,112
 79          OPWV       Openwave Systems, Inc.                                    3.51%            66.250       5,234
157          PCS        Sprint Corp. (PCS Group)                                  3.36%            31.938       5,014
 85          USM        United States Cellular Corporation                        3.30%            57.900       4,922
 93          VZ         Verizon Communications, Inc.                              3.35%            53.813       5,005

             Communications Services (International)
             ___________________________
122          CWP        Cable & Wireless Plc (ADR)                                3.33%            40.750       4,971
154          CHL        China Mobile (Hong Kong) Limited (ADR)                    3.37%            32.625       5,024
142          DT         Deutsche Telekom AG (ADR)                                 3.35%            35.250       5,005
163          MICC       Millicom International Cellular S.A. (3)                  3.39%            31.000       5,053
 47          NTDMY      NTT DoCoMo, Inc. (ADR)                                    2.96%            94.130       4,424
188          SKM        SK Telecom Co. Ltd. (ADR)                                 3.28%            26.000       4,888
240          SNRA       Sonera Oy (ADR)                                           3.36%            20.875       5,010
 40          TI         Telecom Italia SpA (ADR)                                  3.38%           125.938       5,038
 83          TEF        Telefonica S.A. (ADR)                                     3.34%            60.125       4,990
147          VOD        Vodafone AirTouch Plc (ADR)                               3.33%            33.813       4,971

             Communications Equipment
             ___________________________
 64          DOX        Amdocs Limited                                            3.30%            77.000       4,928
 42          CMVT       Comverse Technology, Inc.                                 3.36%           119.500       5,019
410          ERICY      LM Ericsson AB (ADR)                                      3.31%            12.063       4,946
122          GILTF      Gilat Satellite Networks Ltd. (3)                         3.22%            39.438       4,811
211          MOT        Motorola, Inc.                                            3.32%            23.500       4,958
128          NOK        Nokia Oy (ADR)                                            3.34%            38.938       4,984
126          NT         Nortel Networks Corporation (3)                           3.35%            39.625       4,993
195          PALM       Palm, Inc.                                                3.45%            26.438       5,155
116          PWAV       Powerwave Technologies, Inc.                              3.42%            44.063       5,111
 62          QCOM       QUALCOMM Incorporated                                     3.22%            77.625       4,813
225          RFMD       RF Micro Devices, Inc.                                    3.29%            21.813       4,908
110          TXN        Texas Instruments Incorporated                            3.32%            45.063       4,957
124          TQNT       TriQuint Semiconductor, Inc.                              3.35%            40.375       5,007
                                                                                  ______                     ________
                                 Total Investments                                 100%                      $149,265
                                                                                  ======                     ========
______________

See "Notes to Schedules of Investments" on page 37.

Page 36


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on January 23, 2001. Each Select Portfolio Series has a Mandatory Termination Date of July 24, 2002. Each Portfolio Series has a Mandatory Termination Date of July 26, 2006.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                         Cost of
                                                         Securities       Profit
                                                         to Sponsor       (Loss)
                                                         _________        _______
Bandwidth Solutions Select Portfolio, Series 5           $150,223         $ (89)
Biotechnology Select Portfolio, Series 5                  150,396          (138)
e-Business Select Portfolio, Series 5                     151,014          (209)
e-Infrastructure Select Portfolio, Series 4               150,804          (175)
Fiber Optics Select Portfolio, Series 4                   151,787           (57)
Genomics & Proteomics Select Portfolio, Series 4          152,570          (204)
Global Technology Select Portfolio, Series 3              148,940           (60)
Semiconductor Select Portfolio, Series 6                  148,891          (132)
Software Innovations Select Portfolio, Series 5           150,218          (114)
World Wide Wireless Select Portfolio, Series 4            149,855          (590)
Bandwidth Solutions Portfolio, Series 5                   150,223           (89)
Biotechnology Portfolio, Series 5                         150,396          (138)
e-Business Portfolio, Series 5                            151,014          (209)
e-Infrastructure Portfolio, Series 4                      150,804          (175)
Fiber Optics Portfolio, Series 4                          151,787           (57)
Genomics & Proteomics Portfolio, Series 4                 152,570          (204)
Global Technology Portfolio, Series 3                     148,940           (60)
Semiconductor Portfolio, Series 6                         148,891          (132)
Software Innovations Portfolio, Series 5                  150,218          (114)
World Wide Wireless Portfolio, Series 4                   149,855          (590)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 503, consists of 20 separate portfolios set forth below:

- Bandwidth Solutions Select Portfolio, Series 5
- Biotechnology Select Portfolio, Series 5
- e-Business Select Portfolio, Series 5
- e-Infrastructure Select Portfolio, Series 4
- Fiber Optics Select Portfolio, Series 4
- Genomics & Proteomics Select Portfolio, Series 4
- Global Technology Select Portfolio, Series 3
- Semiconductor Select Portfolio, Series 6
- Software Innovations Select Portfolio, Series 5
- World Wide Wireless Select Portfolio, Series 4
- Bandwidth Solutions Portfolio, Series 5
- Biotechnology Portfolio, Series 5
- e-Business Portfolio, Series 5
- e-Infrastructure Portfolio, Series 4
- Fiber Optics Portfolio, Series 4
- Genomics & Proteomics Portfolio, Series 4
- Global Technology Portfolio, Series 3
- Semiconductor Portfolio, Series 6
- Software Innovations Portfolio, Series 5
- World Wide Wireless Portfolio, Series 4

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the

Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five and one-half years.

Bandwidth Solutions Select Portfolio, Series 5 and Bandwidth Solutions Portfolio, Series 5 each consist of a portfolio of common stocks of telecommunications companies which are focusing on bandwidth technologies. The term bandwidth refers to the amount of information that can be transmitted from one user to another in a given amount of time. The speed at which these signals travel is often as important to the end-user as the information that is being transmitted. The growing demand for bandwidth is being driven by the surge in the volume and complexity of data communications on the Internet.

We believe the demand for bandwidth should continue to grow as more people access the Web worldwide and as telecommunications service providers begin to mass market their newer and faster broadband systems.

Broadband Systems. The future of high-speed access to the Internet lies in Digital Subscriber Lines (DSL) and cable modems. A new DSL technology standard, known as the G.Lite, will allow for high-speed Internet access concurrent with normal telephone service.

Communications Equipment. We believe that the demand for value-added services like high-speed Internet access should continue to fuel demand for more bandwidth and communications equipment. With new carriers emerging and the large incumbents pressured by fierce competition, spending on equipment for both wireline and wireless networks is likely to remain strong.

Deregulation. The U.S. Telecommunications Act of 1996 and the 1997 Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

Internet Access Revenues. By 2002, it is forecasted that there will be a shift in Internet access revenues from independent Internet service providers to telecom and cable companies. In 1997, telecom and cable companies accounted for less than one quarter of Internet access revenues, while it is estimated that by 2002, they will account for more than half. [The Industry Standard]

Consider the following factors:

- By some accounts, data traffic is growing by over 500% annually, versus more modest single-digit growth for voice traffic. In response, equipment vendors have poured research and development dollars into projects geared towards increasing bandwidth. [Standard & Poor's Industry Surveys]

- Wireless communications is among the fastest growing segments of the communications equipment market. We believe that the demand for wireless products and services should continue to grow as analog networks are upgraded to digital systems. Digital signals will accommodate wireless data communications and potentially increase demand for bandwidth.

- The transition from copper wiring to fiber optics is occurring at a brisk pace. It is estimated that over 50 million miles of fiber cables were installed around the world in 2000. [The Industry Standard]


Based on the composition of the portfolios on the Initial Date of Deposit, the Bandwidth Solutions Portfolios are considered
Large-Cap Growth Trusts.

Biotechnology Select Portfolio, Series 5 and Biotechnology Portfolio, Series 5 each consist of a portfolio of common stocks of biotechnology companies and pharmaceutical companies actively participating in the biotechnology industry. The biotechnology industry was founded in the decade of the seventies and successfully launched its first products in the early eighties. At the onset of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet. In the end, the demand for biotech stocks diminished for various reasons, including a limited supply of products.


As the nineties came to a close, the interest in biotechnology was reignited thanks to a strong pipeline of promising new medicines. There are currently over 350 products in the late stages of clinical trials as compared to only 30 back in 1991. According to the Pharmaceutical Research and Manufacturers of America, the average approval time by the FDA has decreased from approximately 33 months in 1987, to approximately 13 months in 1999. The reduction in approval time has led to an increase in new drugs coming to market from approximately 21 in 1987 to approximately 35 in 1999. A faster FDA approval process coupled with an increase in patent protection, from 17 to 20 years, are two positive changes instituted to help biotech and pharmaceutical companies grow their businesses.

The essence of biotechnology lies in research and development ("R&D"). Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology, which enable scientists to analyze data quickly, have the potential to expedite the process of moving medicines through the pipeline. The costs associated with developing and launching new products can range from $200-500 million per drug. The leading biotechnology companies commit 15% to 50% of total revenues to R&D.

Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. The excitement created by the biotechnology industry in the early nineties may have been a precursor to the potential growth opportunities awaiting this expansive pipeline of new medicines.

Consider the following factors:

- Currently about a third of the more than 1,000 medicines in human clinical testing are cutting-edge biotechnology treatments. These new biotech medicines target over 200 diseases. [Standard & Poor's Industry Surveys]

- The biotechnology industry is projected to have generated over $26 billion in revenues in 2000, for an increase of approximately 20% over 1999. [Pharmaceutical Research and Manufacturers of America]

- The mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to between 3,000 and 10,000. [Pharmaceutical Research and Manufacturers of America]

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- The most recent Pharmaceutical Research and Manufacturers of America survey found projected R&D expenditures for 2000 of $26.4 billion. This figure represents a 10.1% increase over 1999 R&D expenditures of $24 billion.

e-Business Select Portfolio, Series 5 and e-Business Portfolio, Series 5 each consist of a portfolio of companies that are either marketing their goods and services on the Internet or selling their products and services to those companies transacting business on the Web. The e-Business Portfolios seek to capitalize on the continued growth in business-to-business e-commerce.

Until recently, the media has focused its attention primarily on companies that are engaging in business-to-consumer e-commerce. It is now, however, becoming apparent that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market.

A New Marketplace. One of the major catalysts in the surge in B2B e-commerce is the development of the electronic marketplace. An "e-marketplace" is an Internet-based network of business-to-business buyers and sellers within a particular industry or geographic region. According to Gartner Group, by 2004, e-marketplaces could possibly facilitate approximately $2.7 trillion in transactions in the United States. This figure represents approximately 37% of the estimated overall B2B market, and approximately 2.6% of forecast worldwide sales transactions.

Worldwide Business to Business E-Commerce. According to Gartner Group, it is projected that there will be an estimated $7.2 trillion in business-to-business e-commerce worldwide by 2004 compared with less than $1 trillion in 1999.

No Boundaries. The motivation behind the business-to-business sales model is to transact business faster, better, and cheaper, but it accomplishes much more. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

We believe that technology-based companies, especially those involved in creating the Internet infrastructure and those that provide access to the Internet, are in an ideal position to capitalize on the potential growth of business-to-business e-commerce.

Consider the following factors:

- Giga Information Group estimates that corporations around the world have the potential to experience an aggregate cost savings in excess of one trillion dollars over the next several years by transacting business via the Internet.

- With most businesses preparing to leverage the Internet by buying and selling online, Forrester Research Inc. predicts that e-marketplaces will spring up within most industries over the next two years.

- Forrester Research Inc. predicts that e-marketplaces in the United States will capture approximately 50% of all online sales by 2004, compared with an estimated 13% in 2000. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolios on the Initial Date of Deposit, the e-Business Portfolios are considered Large-Cap Blend
Trusts.


e-Infrastructure Select Portfolio, Series 4 and e-Infrastructure
Portfolio, Series 4 each consist of a portfolio of common stocks of technology companies which provide the infrastructure which helped build the Internet.

As you probably know by now, the Internet has evolved into much more than just the "information superhighway." It is also a place where individuals and companies can transact business. In fact, some companies believe so strongly in the future of e-commerce that they have abandoned the more traditional business models that favor bricks-and-mortar selling.

The good news for investors is that the Internet's infrastructure is supported by a relatively small universe of high-tech companies representing the following industries: computer hardware, software, networking and telecom services. These companies are responsible for providing the kind of cutting-edge technology needed to deliver such popular Internet services as high-speed access, video downloads, and e-mail.

The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are over 300 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible.

Equipment Spending. Information Technology (IT) equipment spending continues to be the largest category of industrial spending for all types of capital equipment. According to the Bureau of Economic Analysis, between 1994 and 1999, on an inflation adjusted basis, IT equipment spending accounted for more than half of the growth in equipment spending.

Consider the following factors:

- Internet commerce and spending on the business and technical infrastructure to support Internet-based applications is forecast to grow significantly over the next several years. [The Industry Standard]

- Forrester Research predicts that the global Internet economy will see substantial growth in revenue by 2004.

- As the Internet grows, the demand for servers has the potential to grow as well. Standard & Poor's reported that only 5% of the servers expected to be needed for the Internet's infrastructure by 2003 are in place today.

- By some accounts, data traffic is growing by over 500% annually, versus more modest single-digit growth for voice traffic. In response, equipment vendors have poured research and development dollars into projects geared towards increasing bandwidth. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolios on the Initial Date of Deposit, the e-Infrastructure Portfolios are considered Large-Cap
Growth Trusts.

Fiber Optics Select Portfolio, Series 4 and Fiber Optics Portfolio, Series 4 each consist of a portfolio of telecommunications companies focusing on the use of fiber optic technology.The first full service fiber optic telephone system became operational in Chicago in 1977. Since then, the communications industry has undergone a major transformation, driven both by demand and technological innovation. In 1999, the optical networking industry became one of the fastest growing areas within the communications equipment industry. Optical equipment converts electronic signals into light pulses that can be transmitted through fiber optic cables. We believe the demand for this type of equipment has grown because of the enormous data carrying-capacity offered by fiber optics. In our opinion, the impact that fiber optic technology has had on the telephone industry is astounding. Compared to a conventional three-inch copper wire that can transmit approximately 14,000 phone calls, a half-inch fiber optic cable can transmit over 3 million calls. With more markets opening around the world because of deregulation, service providers have begun relying on the most advanced technologies available to improve the quality of their offerings in an effort to gain market share.

In our opinion, virtually all telephone companies have realized that fiber optics represent an opportunity for them to meet the demands for greater bandwidth that are required by new technologies and ultimately win customers.

According to the Telecommunications Industry Association, spending on fiber optic equipment is expected to grow from approximately $4.75 billion in 1990 to an estimated $25 billion in 2002.

Consider the following factors:

- According to telecommunications researcher TeleGeography, at the end of 1999 approximately 106,000 miles of major submarine cables carried voice and data traffic to the continents. In 2000, more than 112,000 miles of new major submarine cable was deployed, which is enough to circle the globe 4.5 times.

- Demand for bandwidth has increased due to the growing popularity of the Internet. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- The MultiMedia Telecommunications Association projects that spending on fiber optics equipment will rise from $12.2 billion in 1999 to approximately $28 billion in 2003.

- A single fiber optic strand can transmit ten thousand times more information today than it could in 1988.


Based on the composition of the portfolios on the Initial Date of Deposit, the Fiber Optics Portfolios are considered Large-Cap
Blend Trusts.


Genomics & Proteomics Select Portfolio, Series 4 and Genomics & Proteomics Portfolio, Series 4 each consist of a portfolio of common stocks of biotechnology companies and pharmaceutical companies that are actively participating in genomics and proteomics research. Biotechnology companies are continually trying to understand the cause of diseases in order to find appropriate treatments or even cures. Two of the more prominent methods used to increase the speed and accuracy of drug discovery and development are genomics and proteomics. The Genomics & Proteomics Portfolios seek to provide the potential for above-average capital appreciation by investing in biotechnology companies that are actively involved in genomic and proteomic research.

Genomics: Genomics refers to the study of the entire collection of human genes. By deciphering the human genetic code, researchers hope to expose the genes that are responsible for the disease they are targeting. Advances in this area allow researchers to develop starting points to treat the causes of the targeted disease.

Proteomics: Proteomics is the link between genes, proteins and disease. Protein mediators control the gene's actions and are responsible for normal biological functions and disease mechanisms. Many of the top sellers in drugs either target proteins or are proteins. We expect data obtained from proteomic and protein expression profiles to provide an important level of information in contributing to the search for new disease targets and an understanding of the biological basis of disease. Development in this area should help to identify how the diseases start and how they progress.

Research & Development. The essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- The mapping of the human genome is estimated to have increased the number of targets for new drug interventions from 500 distinct targets to over 3000. [Pharmaceutical Research and Manufacturers of America]

- The Biotechnology Industry Organization estimates that more than 200 million people worldwide have been helped by over 90 biotechnology products and vaccines.

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- There are currently over 350 products in the late stages of clinical trials as compared to only 30 back in 1991. [Standard & Poor's Industry Surveys]

- Biotechnology made great strides in 2000. The industry delivered on its promise of more drugs and vaccines. Roughly 12 more approvals, including those for new uses of products already sold, added to the tally of more than 90 drugs and vaccines approved since 1995. [Wall Street Journal]


Based on the composition of the portfolios on the Initial Date of Deposit, the Genomics & Proteomics Portfolios are considered
Mid-Cap Blend Trusts.


Global Technology Select Portfolio, Series 3 and Global Technology Portfolio, Series 3 each consist of a portfolio of common stocks of technology companies which are working to meet the potential increase in worldwide demand for telecommunications and technology that is being created by the e-revolution.

Although the Internet has made an astounding impact in the United States, many other countries have been slow to embrace its potential. Industry experts believe that this trend is about to change. According to the Computer Industry Almanac, it is estimated that by the year 2005 the number of Internet users will have grown at such a rapid pace outside of North America that they believe Europe will represent the leading market for Internet users. Other regions are anticipated to show strong growth as well, with the Asia-Pacific region leading the way. Much of this anticipated potential growth is being attributed to easier access to the Internet through low cost PC's, Web-ready phones, and information appliances, along with more affordable service. The Global Technology Portfolios invest in companies that are working to meet the potential increase in worldwide demand for telecommunications and technology that is being created by the e-revolution.

A Wireless World. We expect much of the future growth in the wireless industry to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

B2B Boom. Until recently, the media has focused its attention primarily on companies that are engaging in business to consumer e-commerce. In our opinion, it is now becoming apparent that business-to-business e-commerce is growing at a much faster rate than the more consumer driven market. By conducting business online, companies are not only removing domestic geographical boundaries, but global boundaries as well.

Internet Infrastructure. The anticipated growth in e-commerce has the potential to continue fueling the need for more technological innovation as businesses of all sizes embrace the concept of transacting business online. When you consider that there are currently approximately 300 million people connected to the Web worldwide, it only makes sense to consider investing in the companies that make it all possible. According to the Computer Industry Almanac, worldwide Internet use has more than doubled since 1995 and it is expected that by 2005, there will be approximately 700 million Internet users worldwide.

Consider the following factors:

- Forrester Research predicts that global online advertising spending has the potential to increase nearly 10 fold by 2004, with an increasing portion of the spending occurring outside of the United States.

- According to Visa International, the B2B e-commerce growth rate of most European countries is anticipated to outpace their GDP growth rate significantly over the next several years.

- Giga Information Group estimates that corporations around the world have the potential to experience an aggregate cost savings in excess of one trillion dollars over the next several years by transacting business via the Internet.

- It is estimated that the number of global wireless subscriptions has grown to approximately 470 million, making it one of the fastest growing segments of the telecommunications industry. [The Industry Standard]

- Forrester Research predicts that the global Internet economy has the potential to exceed $6 trillion in revenue by 2004.


Based on the composition of the portfolios on the Initial Date of Deposit, the Global Technology Portfolios are considered Large-Cap Growth Trusts.


Semiconductor Select Portfolio, Series 6 and Semiconductor Portfolio, Series 6 each consist of a portfolio of common stocks of technology companies in the semiconductor industry.

Personal computer sales drove the last big upturn in the semiconductor industry. Although the PC market is maturing, growth is still positive. Current growth is also being driven in large part by the surge in wireless, wired and information appliances, such as handheld computers, Internet-enabled TV's and smart phones, as well as the infrastructure necessary to support them.

Cellular Growth. One of the major drivers of semiconductor industry growth continues to be cellular phones. It is anticipated that new features such as links to laptop computers, e-mail, voice mail, good audio quality, Internet functionality and perhaps even video will all be offered on next generation phones. Increased demand from next generation phones has the potential to become a significant factor in growing semiconductor sales.

The Internet and Consumer Electronics. As Internet usage rises, we expect the supply of chips used for Internet infrastructure to tighten, which may potentially lead to rising profits for chip makers if alternative sources do not become available-a simple case of supply and demand.

Additionally, a vast new infrastructure of telecommunications networks is needed for communications devices like MP3 players, digital cameras, modems and personal digital assistants. In our opinion, the build-out of this network infrastructure, the proliferation of the Internet and wireless devices, and the digitalization of consumer electronics are all positive signals of strong future demand for semiconductors.

Consider the following factors:

- Worldwide semiconductor sales rose to $18.28 billion in November 2000, the third highest monthly sales number in the history of the semiconductor industry. [Semiconductor Industry Association]

- The Semiconductor Industry Association reported that worldwide sales of chips were expected to top over $200 billion in 2000, marking the first time that annual industry sales reached that level.

- Sales to Japan and the Asia/Pacific region declined by 19.2% and 4.4% respectively in 1998, as both regions' financial crises reduced the demand for semiconductor-rich electronics. However, these two regions have been leading the global semiconductor recovery, with chip sales up 20.9% in the Asia/Pacific region and 38.9% in Japan in 2000. [Semiconductor Industry Association]


Based on the composition of the portfolios on the Initial Date of Deposit, the Semiconductor Portfolios are considered Large-Cap
Growth Trusts.


Software Innovations Select Portfolio, Series 5 and Software Innovations Portfolio, Series 5 each consist of a portfolio of common stocks of companies that provide software products and services to address a wide variety of business needs, including networking, e-commerce, supply chain management and financial reporting.

The computer software industry has come a long way since the introduction of the first operating system. The software industry has helped fuel an information revolution, changing the way we live and work. Today, one of the biggest challenges for software developers is to market products and services that are not only compatible with hardware, but improve its functionality.

The companies included in the Software Innovations Portfolios provide products and services to address a wide variety of business needs including networking, e-commerce, supply chain management, data storage, security management, and financial reporting.

The growing popularity of computer networking in the business community, coupled with the anticipated growth of e-commerce on the Internet, has boosted demand for software that can increase efficiency and productivity.

Businesses have embraced software as a way to create innovative, real life solutions that have the potential to impact their bottom line. For instance, they could utilize enterprise resource planning software applications designed to automate back-office operations for administrative purposes; implement supply chain software to help forecast demand, shorten product life cycles, and reduce inventories; or apply customer relationship management software to automate sales, marketing, call center, and field service operations.

Software companies have traditionally marketed products that addressed back-office operations. Now that the Internet infrastructure is in place, we believe the focus of technology is shifting to e-commerce.

E-commerce represents a new opportunity and new challenges in the areas of front-office and customer service management.

Consider the following factors:

- Now that corporate budgets have been freed from Y2K-related spending, we believe that companies will refocus their information technology spending on productivity enhancing technology such as software.

- According to International Data Corp., Internet commerce is anticipated to grow rapidly during the next few years [Standard & Poor's Industry Surveys]. In light of the potential magnitude of online commerce, we believe that commerce software providers and computer data security software providers stand to benefit from this potential increase.

- As more handheld devices such as smart phones and personal digital assistants (PDAs) are used to access the Web, we believe the demand for software that increases their functionality has the potential to grow as well.


Based on the composition of the portfolios on the Initial Date of Deposit, the Software Innovations Portfolios are considered
Large-Cap Growth Trusts.


World Wide Wireless Select Portfolio, Series 4 and World Wide Wireless Portfolio, Series 4 each consist of a portfolio of common stocks of telecommunications companies which provide products and/or services used in wireless communications.

It is easy to see that the "Information Age" is transforming the way we work, the way we do business, and the way we live. However, the one technology that may have the greatest impact on our lives is one that we cannot see-wireless communications. Wireless devices are enabling us to exchange information in ways and places we once could only dream of. The implementation of new technologies, combined with lower prices for wireless service, has made wireless communication possible for more people. Much of the future growth in the wireless industry is expected to come from developing countries and remote rural villages. Wireless technology is a far more viable means of communication for these areas because it offers significant cost savings over the more traditional wireline services. In fact, some European countries already use wireless technology as their primary communication source. For instance, in Scandinavia almost half of the population uses wireless phones.

If you take a closer look at the wireless industry, it becomes apparent that it is truly a global industry. With the World Trade Organization's recent agreement to open the markets of its 72 member governments to foreign companies, there are abundant opportunities for expansion in this industry.

Just as its wireline counterparts did previously, we expect that the wireless industry will use mergers and acquisitions as a means of attaining new technologies, forging strategic alliances, and reaching more consumers.

According to the Cellular Telecommunications Industry Association, annual service revenues have risen from approximately $1 billion in 1985, to approximately $45 billion in 2000.

Consider the following factors:

- It is estimated that there are approximately 470 million wireless subscribers worldwide. [The Industry Standard]

- Revenues for wireless e-commerce services are anticipated to increase significantly over the next several years. [The Industry Standard]

- The U.S. Telecommunications Act of 1996 and the 1997
Telecommunications Agreement, passed by the World Trade Organization, have opened markets domestically and internationally to encourage competition and capital investment.

- It is estimated that one-fourth of wireless subscribers globally could use a wireless link to the Internet by 2004. [The Industry Standard]

- The number of wireless subscribers worldwide has nearly tripled over the last three years. [Standard & Poor's Industry Surveys]


Based on the composition of the portfolios on the Initial Date of Deposit, the World Wide Wireless Portfolios are considered
Large-Cap Blend Trusts.



The style and capitalization characteristics used to describe each Trust are designed to help you better understand how a Trust fits into your overall investment plan. These characteristics are determined as of the Initial Date of Deposit and due to changes in the value of the Securities, may vary thereafter. In general, growth portfolios include stocks with high relative price-to-book ratios while value portfolios include stocks with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in the Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $2 billion; Mid-Cap-$2 billion to $10 billion; Large-Cap-over $10 billion. A Trust, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.


You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors

Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in certain of the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Bandwidth/Communications Industry. Because more than 25% of each of the Bandwidth Solutions Portfolios, the Fiber Optics Portfolios and the World Wide Wireless Portfolios are invested in telecommunications companies, these Trusts are considered to be concentrated in the communications industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.

Biotechnology/Pharmaceutical Industries. The Biotechnology Portfolios and the Genomics & Proteomics Portfolios are considered to be concentrated in the biotechnology and pharmaceutical industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.


e-Commerce Industry. The e-Business Portfolios are considered to be concentrated in the e-commerce industry which includes companies involved with business-to-business online selling, including companies who are marketing goods and services or transacting business online. General risks for these companies include the state of the worldwide economy, intense global competition, and rapid obsolescence of the utilized technologies and their related systems, products and services. While business-to-business e-commerce is evolving rapidly, future demand for individual products and services is impossible to predict. For additional information regarding the risks associated with the e-Business Portfolios, see "Risk Factors-Technology Industry."



Technology Industry. The e-Business Portfolios, the e-Infrastructure Portfolios, the Global Technology Portfolios, the Semiconductor Portfolios and the Software Innovations Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum transactional sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum transactional sales charge (2.85% of the Public Offering Price for each Select Portfolio Series and 4.40% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge
 (initially equal to $.185 per Unit for each Select Portfolio Series and $.340 per Unit for each Portfolio Series). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.037 per Unit for each Select Portfolio Series or $.068 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from August 20, 2001 through December 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.85% of the Public Offering Price for each Select Portfolio Series or more than 3.40% of the Public Offering Price for each Portfolio Series.


If you purchase Units after the last deferred sales charge payment has been assessed, your transactional sales charge will consist of a one-time initial sales charge of 2.85% of the Public Offering Price per Unit (equivalent to 2.934% of the net amount invested) for each Select Portfolio Series and 4.40% of the Public Offering Price per Unit (equivalent to 4.603% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the transactional sales charge will be reduced by 1/2 of 1% on each subsequent January 31, commencing January 31, 2002, to a minimum transactional sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum transactional sales charge is reduced as described below.

For each Select Portfolio Series:

                                    Your maximum
                                    transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              2.60%
$100 but less than $150             2.35%
$150 but less than $500             2.00%
$500 but less than $1 million       1.85%
$1 million or more                  1.35%

For each Portfolio Series:

                                    Your maximum
If you invest                       transactional
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$50 but less than $100              4.15%
$100 but less than $250             3.90%
$250 but less than $500             3.40%
$500 but less than $1 million       2.40%
$1 million or more                  1.50%

* Breakpoint transactional sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced transactional sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced transactional sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced transactional sales charge. Broker/dealers will receive a concession of 1.00% of the Public Offering Price on Portfolio Series' Units sold subject to the transactional sales charge reduction for purchases of $1 million or more. In all other instances, any reduced transactional sales charge is the responsibility of the party making the sale.

You may use redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of the Trusts during the initial offering period at the Public Offering Price less 1.00%. Please note that any deferred sales charge remaining on units you redeem to buy Units of the Trusts will be deducted from those redemption proceeds.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.


The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").


You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum transactional sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum transactional sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

As Sponsor, we will also receive a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.50% of the Public Offering Price per Unit. However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 1.50% of the sales price of these Units.


For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.30% of the Public Offering Price per Unit (or 65% of the maximum transactional sales charge after January 31, 2002). However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds, this amount will be reduced to 2.30% of the sales price of these Units. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
_________________                   ___________
$1 but less than $10                .10%
$10 or more                         .20%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. In addition, dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $1.75 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies Trusts according to capitalization and/or investment style.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit of a Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.


As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of each Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in a Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35% for each Trust. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of your Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than .50% for each Select Portfolio Series and .55% for each Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.


In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status


This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.


Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.


If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).


If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. Because each Select Portfolio Series has a maturity of approximately 18 months, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units
(except for Fee Accounts) or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units


You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.


The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption (except for Fee Accounts), rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                             FIRST TRUST (R)

             BANDWIDTH SOLUTIONS SELECT PORTFOLIO, SERIES 5
                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 5
                  E-BUSINESS SELECT PORTFOLIO, SERIES 5
               E-INFRASTRUCTURE SELECT PORTFOLIO, SERIES 4
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 4
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 4
              GLOBAL TECHNOLOGY SELECT PORTFOLIO, SERIES 3
                SEMICONDUCTOR SELECT PORTFOLIO, SERIES 6
             SOFTWARE INNOVATIONS SELECT PORTFOLIO, SERIES 5
             WORLD WIDE WIRELESS SELECT PORTFOLIO, SERIES 4
                 BANDWIDTH SOLUTIONS PORTFOLIO, SERIES 5
                    BIOTECHNOLOGY PORTFOLIO, SERIES 5
                     E-BUSINESS PORTFOLIO, SERIES 5
                  E-INFRASTRUCTURE PORTFOLIO, SERIES 4
                    FIBER OPTICS PORTFOLIO, SERIES 4
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 4
                  GLOBAL TECHNOLOGY PORTFOLIO, SERIES 3
                    SEMICONDUCTOR PORTFOLIO, SERIES 6
                SOFTWARE INNOVATIONS PORTFOLIO, SERIES 5
                 WORLD WIDE WIRELESS PORTFOLIO, SERIES 4

                                 FT 503

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:


- Securities Act of 1933 (file no. 333-53614) and


- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                              January 24, 2001


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                             First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 503 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated January 24, 2001. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Bandwidth/Communications                                    2
   Biotechnology/Pharmaceutical                                3
   Electronic Commerce                                         3
   Technology                                                  4
Portfolios
   Bandwidth                                                   5
   Biotechnology                                               6
   e-Business                                                  8
   e-Infrastructure                                           10
   Fiber Optics                                               11
   Genomics & Proteomics                                      13
   Global Technology                                          14
   Semiconductor                                              16
   Software Innovations                                       18
   Word Wide Wireless                                         19

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation


Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The court entered into a final judgment on June 7, 2000 in which it called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The court also called for significant operating restrictions to be placed on the company until such time as the separation was completed. Microsoft has stated that it will appeal the rulings against it after the penalty phase and final decree. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.


Concentrations

Bandwidth/Communications. An investment in Units of the Bandwidth Solutions Portfolios, Fiber Optics Portfolios and the World Wide Wireless Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of a Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in a Trust's portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology and Genomics & Proteomics Portfolios should be made with an understanding of the problems and risks such an investment may entail. Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trusts' objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trusts.

Electronic Commerce. An investment in Units of the e-Business Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. These portfolios consist of common stocks of retailers that market their goods and services on the Internet and technology companies that create the tools to make it possible. The profitability of companies engaged in the retail industry will be affected by various factors including the general state of the economy and consumer spending trends. Recently, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

Retailers who sell their products over the Internet have the potential to access more consumers, but will require the capital to acquire and maintain sophisticated technology. E-commerce company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Many such companies have exceptionally high price-to-earnings ratios with little or no earnings histories. In addition, numerous e-commerce companies have only recently begun operations, and may have limited product lines, markets or financial resources, as well as fewer experienced management personnel. Finally, the lack of barriers to entry suggests a future of intense competition for online retailers.

See "Technology" below, for additional information concerning the risks of companies engaged in the technology industry.

Technology. An investment in Units of the e-Infrastructure Portfolios, the Global Technology Portfolios, Semiconductor Portfolios and the Software Innovations Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trusts.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

  Equity Securities Selected for Bandwidth Solutions Select Portfolio,
        Series 5 and Bandwidth Solutions Portfolio, Series 5

Both the Bandwidth Solutions Select Portfolio, Series 5 and the
Bandwidth Solutions Portfolio, Series 5 contain common stocks of the following companies:


Communications Services
_____________________



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global Internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.



Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Equipment
_____________________



Alcatel SA (ADR), headquartered in Paris, France, provides equipment and systems for the telecommunications, energy and railway transportation sectors.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Scientific-Atlanta, Inc., headquartered in Norcross, Georgia, produces video, voice and data communications products. Products connect information generators with information users via broadband terrestrial and satellite networks and include applications for the converging cable, telephone, and data networks.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics

_____________________



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.

Networking Products
_____________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.



Semiconductors
______________



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Wireless Communications
_______________________



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.


 Equity Securities Selected for Biotechnology Select Portfolio, Series 5
                    and Biotechnology Portfolio, Series 5

Both the Biotechnology Select Portfolio, Series 5 and the Biotechnology Portfolio, Series 5 contain common stocks of the following companies:


Biotech
_______



Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Applera Corporation-Celera Genomics Group, headquartered in Norwalk, Connecticut, is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a blockage occurring in a vein; and restenosis, a renarrowing of the arteries.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.



Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



Incyte Genomics, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.



Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.



Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery. The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

QIAGEN N.V., headquartered in Venlo, the Netherlands, produces and distributes biotechnology products for the separation and purification of nucleic acids (DNA/RNA). The company also assembles and distributes robotic equipment to be used with their products.



Pharmaceuticals
_______________



Andrx Group, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.



Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.



GlaxoSmithKline Plc (ADR), headquartered in Greenford, Middlesex,
England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.



Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.


Equity Securities Selected for e-Business Select Portfolio, Series 5 and
                     e-Business Portfolio, Series 5

Both the e-Business Select Portfolio, Series 5 and the e-Business
Portfolio, Series 5 contain common stocks of the following companies:


Portals
_______



AOL Time Warner Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes. The company also publishes and distributes magazines and books; produces and distributes recorded music, motion pictures and television programing; owns and operates retail stores; owns and administers music copyrights; and operates cable TV systems.



Ariba, Inc., headquartered in Mountain View, California, provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources, such as information technology and telecommunications equipment, professional services, supplies, facilities and office equipment, and expense items.



Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.



WebMD Corporation, headquartered in Atlanta, Georgia, provides Web-based healthcare information and services to facilitate connectivity and transactions among physicians, patients, payers and other healthcare industry participants.



Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.

Infrastructure
______________



Art Technology Group, Inc., headquartered in Cambridge, Massachusetts, offers an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services.



BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.



Procurement
___________



Agile Software Corporation, headquartered in San Jose, California, develops and markets collaborative manufacturing commerce solutions that speed the build and buy process across the virtual manufacturing network.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Equity Securities Selected for e-Infrastructure Select Portfolio, Series
                 4 and e-Infrastructure Portfolio, Series 4

Both the e-Infrastructure Select Portfolio, Series 4 and the e-
Infrastructure Portfolio, Series 4 contain common stocks of the following companies:


Access/Information Providers
____________________________



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Equipment
________________________



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_____________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Network Appliance, Inc., headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.

Software
_________



Art Technology Group, Inc., headquartered in Cambridge, Massachusetts, offers an integrated suite of Internet customer relationship management and electronic commerce software applications, as well as related application development, integration and support services.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").



Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.



Inktomi Corporation, headquartered in Foster City, California, develops and markets scalable Internet software. The company's products are designed to enhance the performance and intelligence of large scale networks and include search engine, shopping engine and traffic service network caching products.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.



VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.


 Equity Securities Selected for Fiber Optics Select Portfolio, Series 4
                   and Fiber Optics Portfolio, Series 4

Both the Fiber Optics Select Portfolio, Series 4 and the Fiber Optics Portfolio, Series 4 contain common stocks of the following companies:


Communications Services
_______________________



360networks Inc., headquartered in Vancouver, British Columbia, Canada, is a facilities-based provider of fiber optic communications network products and services. The company operates a network in North America and Europe.



Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global Internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.



Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.



Metromedia Fiber Network, Inc. (Class A), headquartered in White Plains, New York, provides technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate and government customers in the United States and Europe.



Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Time Warner Telecom Inc., headquartered in Greenwood Village, Colorado, is a fiber facilities-based local exchange carrier in selected metropolitan areas across the United States. The company offers a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The company's customers include telecommunications-intensive business end-users and long distance carriers.



WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.



Communications Equipment
________________________



Agilent Technologies, Inc., headquartered in Palo Alto, California, operates four businesses: test and measurement, semiconductor products, healthcare solutions and chemical analysis, supported by a central laboratory. The company's businesses excel in applying measurement technologies to develop products that sense, analyze, display and communicate data, and its customers include many of the world's leading high-technology firms.



Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Fiber Optics/Optical Components
_______________________________



Avanex Corporation, headquartered in Fremont, California, designs, manufactures and markets fiber optic-based products, known as photonic processors, which are used by communications service providers and optical systems manufacturers.



CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.



Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



Digital Lightwave, Inc., headquartered in Clearwater, Florida, designs, develops, markets and supports diagnostic products. The company's products monitor, maintain and manage fiber optic-based networks. The company's products provide telecommunications service providers and equipment manufacturers with the capability to deploy and manage fiber optic networks.



Finisar Corporation, headquartered in Sunnyvale, California, develops and manufactures gigabit-rate fiber optic systems and components for high-speed serial data communications. The company's fiber optic systems include GBIC transceivers, optical multiplexers and link extenders, protocol analyzers and data generators for Gigabit Ethernet and Fibre Channel networks.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



New Focus, Inc., headquartered in Santa Clara, California, designs, manufactures and markets fiber optic products for next-generation optical networks under the "Smart Optics for Networks" brand name.



Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.



Stratos Lightwave, Inc., headquartered in Chicago, Illinois, develops, manufactures and sells optical subsystems and components for high data rate networking, data storage and telecommunication applications.

Networking Products
___________________



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.



Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.



Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.


 Equity Securities Selected for Genomics & Proteomics Select Portfolio,
         Series 4 and Genomics & Proteomics Portfolio, Series 4

Both the Genomics & Proteomics Select Portfolio, Series 4 and the
Genomics & Proteomics Portfolio, Series 4 contain common stocks of the following companies:


Abgenix, Inc., headquartered in Fremont, California, develops and intends to commercialize its XenoMouse technology to produce antibody therapeutic products used in the prevention and treatment of various conditions, such as transplant related diseases, inflammatory and autoimmune disorders, and cancer.



Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.



Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.



Applera Corporation-Celera Genomics Group, headquartered in Norwalk, Connecticut, is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.



Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.



COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a blockage occurring in a vein; and restenosis, a renarrowing of the arteries.



Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.



CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.



Emisphere Technologies, Inc., headquartered in Tarrytown, New York, develops novel technologies for the oral delivery of pharmaceuticals which could previously be taken only by injection or other non-oral means. The company is working to develop and commercialize its proprietary technologies, which are intended to surmount the obstacles associated with the oral administration of many currently injectable therapeutic agents.



Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.

Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.



Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.



Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.



Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.



Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.



IDEC Pharmaceuticals Corporation, headquartered in San Diego, California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system, cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.



ImClone Systems Incorporated, headquartered in New York, New York, researches and develops therapeutic products for the treatment of selected cancers and cancer-related disorders. The company's product candidates include interventional therapeutics for cancer and cancer vaccines.



Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.



Incyte Genomics, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.



Medarex, Inc., headquartered in Princeton, New Jersey, develops therapeutic products for the treatment of cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The company uses innovative monoclonal antibody technology to develop proprietary therapeutic pharmaceuticals to treat cancer, AIDS and other infectious diseases, autoimmune diseases and cardiovascular disease.



MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.



Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.



Myriad Genetics, Inc., headquartered in Salt Lake City, Utah, discovers and sequences genes related to major common diseases, such as cancer and cardiovascular disease and the central nervous system using analyses of extensive family histories and genetic material, as well as proprietary technologies, to identify inherited gene mutations.



Pharmacopeia, Inc., headquartered in Princeton, New Jersey, is focused on the screening of large libraries of chemicals for new drug discovery. The company's drug discovery approach is based on a technology called Encoded Combinational Library on Polymeric Support, which accelerates the pace of drug discovery for pharmaceutical and biotechnology customers.



Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.


   Equity Securities Selected for Global Technology Select Portfolio,
            Series 3 and Global Technology Portfolio, Series 3

Both the Global Technology Select Portfolio, Series 3 and the Global Technology Portfolio, Series 3 contain common stocks of the following companies:

Communications Equipment
________________________



Alcatel SA (ADR), headquartered in Paris, France, provides equipment and systems for the telecommunications, energy and railway transportation sectors.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.



L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.



Computers & Peripherals
_______________________



Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."



Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.



Computer Software & Services
____________________________



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP")



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.



Electronics
___________



Canon Inc. (ADR), headquartered in Tokyo, Japan, manufactures office, camera and video equipment that includes color laser and high speed copiers, mid-range copiers, 35mm cameras and video equipment. The company also produces and markets computer peripherals and manufactures aligners for semiconductor chip production.



Celestica Inc., headquartered in Toronto, Ontario, Canada, provides electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, distribution and service to customers in the computer and communications industries.



Kyocera Corporation (ADR), headquartered in Kyoto, Japan, designs and produces fine ceramic parts, ceramic IC packages and electronic components, as well as optical instruments. The company is a global producer of high tech solutions in the fields of electronics, telecommunications, metal processing, automotive components and optics.



Koninklijke (Royal) Philips Electronics N.V., headquartered in
Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.



Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.



Semiconductor Equipment
_______________________



ASM Lithography Holding N.V., headquartered in Veldhoven, the
Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Semiconductors
______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.


 Equity Securities Selected for Semiconductor Select Portfolio, Series 6
                  and Semiconductor Portfolio, Series 6

Both the Semiconductor Select Portfolio, Series 6 and the Semiconductor Portfolio, Series 6 contain common stocks of the following companies:


Semiconductors
_______________



Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.



Analog Devices, Inc., headquartered in Norwood, Massachusetts, designs, makes and sells a broad line of high-performance linear, mixed signal and digital integrated circuits that address a wide range of real-world signal processing applications.

Atmel Corporation, headquartered in San Jose, California, designs, develops, makes and markets a broad range of high-performance, non-volatile memory and logic integrated circuits using its proprietary complementary metal-oxide semiconductor technologies.



Broadcom Corporation (Class A), headquartered in Irvine, California, develops highly integrated silicon solutions that enable broadband digital data transmission to the home and within the business enterprise.



Cypress Semiconductor Corporation, headquartered in San Jose, California, designs, makes and sells a broad line of high performance, digital integrated circuits which are fabricated using proprietary CMOS (complementary metal-oxide-silicon), BiCMOS, and Flash technologies. The company designs, develops and manufactures high-performance integrated circuits for a range of markets, including computers, telecommunications, instrumentation and military systems.



Fairchild Semiconductor Corporation, headquartered in South Portland, Maine, designs, develops and markets analog, discrete, logic and non-volatile memory semiconductors.



GlobeSpan, Inc., headquartered in Red Bank, New Jersey, is a worldwide developer of advanced digital subscriber line (DSL) integrated circuits which enable high-speed data transmissions over the existing network of copper telephone wires known as the local loop.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS and bipolar and complementary bipolar wafer process technologies.



Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. The company's products include data converters, interface circuits, microprocessor-supervisors and amplifiers.



Micrel, Incorporated, headquartered in San Jose, California, designs, develops, manufactures and markets a range of high performance analog integrated circuits that are used in a wide variety of electronic products, including those in the communications, computer and industrial markets.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.



QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.



STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.



Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.



Xilinx, Inc., headquartered in San Jose, California, designs, develops and sells complementary metal-oxide-silicon (CMOS) programmable logic devices and related design software, including field programmable gate arrays and erasable programmable logic devices.

Semiconductor Equipment
_______________________



ASM Lithography Holding N.V., headquartered in Veldhoven, the
Netherlands, develops, makes, sells and services advanced photolithography projection systems, including wafer steppers and step-and-scan systems, that are essential to the fabrication of modern integrated circuits.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.



Novellus Systems Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.



Teradyne, Inc., headquartered in Boston, Massachusetts, makes electronic test systems and software for use in the electronics industry, and backplane connection systems for the military/aerospace, telecommunications and computer industries.


  Equity Securities Selected for Software Innovations Select Portfolio,
         Series 5 and Software Innovations Portfolio, Series 5

Both the Software Innovations Select Portfolio, Series 5 and the
Software Innovations Portfolio, Series 5 contain common stocks of the following companies:


Application Software
____________________



Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.



Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.



Citrix Systems, Inc., headquartered in Fort Lauderdale, Florida, supplies multi-user application server products that enable the effective and efficient enterprise-wide deployment of applications that are designed for Windows operating systems. The company's product lines include "WinFrame" and "MetaFrame."



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.



Gemstar-TV Guide International, Inc., headquartered in Pasadena,
California, develops, markets and licenses proprietary technologies and systems that simplify and enhance the viewing and recording of video and television programming.



Macromedia, Inc., headquartered in San Francisco, California, develops, markets and supports an integrated line of multimedia and graphic arts software tools for designing, authoring and producing multimedia and digital arts products on Windows and Macintosh platforms.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Openwave Systems, Inc., headquartered in Redwood City, California, is a leading provider of Internet-based communication infrastructure software and applications.



Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource and benefits outsourcing solutions for small- to medium-sized businesses nationwide.



Computer Data Security Software
_______________________________



Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP")



Symantec Corporation, headquartered in Cupertino, California, develops utility software for business and personal computing. The company's products are organized into 3 business units: remote productivity solutions; security and assistance; and Internet tools, royalties and other.

VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.



e-Business Software
___________________



Ariba, Inc., headquartered in Mountain View, California, provides intranet- and Internet-based business-to-business electronic commerce solutions for operating resources, such as information technology and telecommunications equipment, professional services, supplies, facilities and office equipment, and expense items.



BEA Systems, Inc., headquartered in San Jose, California, markets and supports software used by large organizations to enable and support their most critical business processes. The company's products have been adopted in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail and transportation.



BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.



Commerce One, Inc., headquartered in Walnut Creek, California, provides business-to-business electronic procurement solutions. The company's "The Commerce Chain Solution" dynamically links buying and supplying organizations into real-time trading communities, increasing efficiency and significantly reducing operational costs across the entire indirect supply chain.



Peregrine Systems, Inc., headquartered in San Diego, California, develops integrated suites of packaged infrastructure management application software which automate the management of complex, enterprise-wide information and infrastructure assets. The company's primary products are "ServiceCenter" and "AssetCenter."



Enterprise Software
___________________



BMC Software, Inc., headquartered in Houston, Texas, is a worldwide provider of software and services designed to greatly increase the productivity, reliability and recoverability of its clients' core IT operations.



Business Objects S.A. (ADR), headquartered in Levallois-Perret, France, develops, markets and supports integrated enterprise decision support software tools which allow non-technical end-users to access, report and analyze information in relational databases.



i2 Technologies, Inc., headquartered in Dallas, Texas, provides supply chain management software, which encompasses the planning and scheduling of manufacturing and related logistics from raw materials procurement through work-in-process to customer delivery. The company's product, "RHYTHM," generates integrated solutions to planning and scheduling problems.



Mercury Interactive Corporation, headquartered in Sunnyvale, California, develops, markets and supports a family of automated client/server and Web-based system (Internet and intranets) tools for testing business-critical enterprise applications.



Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.



SAP AG (ADR), headquartered in Walldorf, Germany, is an international developer and supplier of integrated business application software designed to provide cost-effective comprehensive solutions for businesses.



Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.



VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.


  Equity Securities Selected for World Wide Wireless Select Portfolio,
            Series 4 andWorld Wide Wireless Portfolio, Series 4

Both the World Wide Wireless Select Portfolio, Series 4 and the World Wide Wireless Portfolio, Series 4 contain common stocks of the following companies:


Communications Services (Domestic)
__________________________________



AT&T Wireless Group, headquartered in Redmond, Washington, is one of the largest wireless service providers in the United States. The company is a provider of wireless voice and data services using time division multiple access (TDMA), analog and cellular digital packet data (CDPD) technologies.



BellSouth Corporation, headquartered in Atlanta, Georgia, is a communications company serving customers in 20 countries. The company provides wireline network access services for voice, digital and data, cable and digital TV and advertising services, web design and hosting and Internet access and wireless communications.

Nextel Communications, Inc. (Class A), headquartered in Reston,
Virginia, with subsidiaries, provides a wide array of digital and analog wireless communications services throughout the United States. The company markets its products under the "Nextel" brand name.



Openwave Systems, Inc., headquartered in Redwood City, California, is a leading provider of Internet-based communication infrastructure software and applications.



Sprint Corp. (PCS Group), headquartered in Kansas City, Missouri, operates the largest 100% digital, 100% personal cellular communication system ("PCS") nationwide wireless network in the United States.



United States Cellular Corporation, headquartered in Chicago, Illinois, owns, operates and invests in cellular telephone systems throughout the United States.



Verizon Communications, Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.



Communications Services (International)
_______________________________________



Cable & Wireless Plc (ADR), headquartered in London, England, operates as an international provider of telecommunications and multimedia communications services in more than 70 countries, including the United Kingdom, Australia, the Caribbean, Hong Kong, Japan and the United States. The company also operates a fleet of vessels and submersible vehicles for laying and burying cable.



China Mobile (Hong Kong) Limited (ADR), headquartered in Wanchai, Hong Kong, provides cellular telecommunications services in Guangdong and Zhejiang, among the most economically developed provinces in China.



Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.



Millicom International Cellular S.A., headquartered in Bertrange,
Luxembourg, develops and operates cellular telephone networks under licenses in numerous countries, mainly in emerging markets in Africa, Asia, Europe and Latin America.



NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunication services including cellular phones, personal handyphone systems (PHS), paging, satellite mobile communication and wireless Private Branch Exchange system services. The company also sells cellular phones, PHS, car phones and pagers.



SK Telecom Co. Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea.



Sonera Oy (ADR), headquartered in Helsinki, Finland, provides telecommunication services, including fixed line, mobile telephone, data communications and networked media services. The company also operates cellular networks and provides ATM, frame relay and Internet services.



Telecom Italia SpA (ADR), headquartered in Rome, Italy, is the parent company of companies operating in the fields of telecommunications, manufacturing, electronics and network construction. The company's subsidiaries are also active in publishing, telematics information and auxiliary services.



Telefonica S.A. (ADR), headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Vodafone AirTouch Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.



Communications Equipment
________________________



Amdocs Limited, headquartered in Chesterfield, Missouri, provides computer systems integration and related services for the telecommunications industry. The company markets computer software products and related services to telecommunications companies throughout the world.



Comverse Technology, Inc., headquartered in Woodbury, New York, makes and sells computer and telecommunications systems for multimedia communications and information processing applications, which are used by telephone network operators, government agencies, call centers, financial institutions and other public and commercial organizations worldwide.

LM Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.



Gilat Satellite Networks Ltd., headquartered in Petah Tikva, Israel, designs, makes and sells very small aperture terminal satellite earth stations, and related hub equipment and software products incorporated into telecommunications networks which provide satellite-based communication between a central location and a large number of dispersed locations.



Motorola, Inc., headquartered in Schaumburg, Illinois, designs, makes and sells, mainly under the "Motorola" brand name, two-way land mobile communication systems, paging and wireless data systems, personal communications equipment and systems; semiconductors; and electronic equipment for military and aerospace use.



Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.



Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.



Palm, Inc., headquartered in Santa Clara, California, develops, designs and markets handheld computing devices-small, pocket-sized devices that feature pen-based input and allow users to automatically copy and synchronize information between the device and a personal computer.



Powerwave Technologies, Inc., headquartered in Irvine, California, designs, manufactures and markets ultra-linear radio frequency power amplifiers for use in the wireless communications market worldwide. The company manufactures both single- and multi-carrier radio frequency power amplifiers for a variety of frequency ranges and transmission protocols.



QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.



RF Micro Devices, Inc., headquartered in Greensboro, North Carolina, designs, develops and markets proprietary radio frequency integrated circuits for wireless communications applications such as cellular, cordless telephony, wireless security and remote meter reading.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



TriQuint Semiconductor, Inc., headquartered in Hillsboro, Oregon, design, develops, manufactures and markets a broad range of high-performance analog and mixed-signal integrated circuits for the wireless communications, telecommunications and computing markets. The company's integrated circuits use its proprietary (GaAs) technology, which has inherent physical properties that enable integrated circuits to operate at higher speeds with lower power consumption compared to silicon devices.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits

                               S-1

                           SIGNATURES

     The Registrant, FT 503, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 503, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on January 24, 2001.

                              FT 503

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   January 24, 2001
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )   Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3

                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated January 24, 2001 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-53614) and related Prospectus of FT 503.



                                               ERNST & YOUNG LLP


Chicago, Illinois
January 24, 2001


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 503 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6